SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

SUMMARY

I FINANCIAL INFORMATION FROM SUBSIDIARIES

II FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: https://ri.eletrobras.com/en/. Annex III will be available soon.

Contact RI:
ombudsman-ri@eletrobras.com | https://ri.eletrobras.com/en/ | +55 (21) 2514-6333

Video Conference in Portuguese
November 10, 2022
2:30 p.m. (Brasília)
12:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/tenevents/#/webinar?evento=ConferenciadeResultados3T22-Eletrobras_220

Video Conference in Portuguese
November 10, 2022
2:30 p.m. (Brasília)
12:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/tenevents/#/webinar?evento=ConferenciadeResultados3T22-Eletrobras_220

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF THE REPORT TO INVESTORS:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

Internet: www.eletrobras.com/elb/ri
E-mail: ombudsman-ri@eletrobras.com
Endereço: Rua da Quitanda, 196 – 9º andar. 20090-070, Centro. Rio de Janeiro - RJ
Telefone: (21) 2514-6333 / 4627

ELET B3 LISTED N1 | LATIBEX XELTO & XELTB | ISE B3 | Pacto Global Rede Brasileira

ASSETS 09/30/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar

CURRENT
Cash and Cash Equivalents	1,286,747	800,729	730	388,421	763
Accounts Receivable, net	1,860,286	907,099	426,014	1,444,261	0
Financing and Loans - principal	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0
Marketable Securities	1,656,126	529,794	1,470,575	617,399	63,196
Dividends Receivable	66,338	45,160	0	72	0
Deferred Fiscal Assets (Tax and Contributions)	0	68,435	5,675	387,538	5,790
Income Tax and Social Contribution	380,007	745,944	18,037	35,649	0
Derivative Financial Instruments	0	0	0	383,457	0
Reimbursement Rights	0	0	6,303	25,284	0
Guarantees and Linked Deposits	144,093	22,491	9,657	0	0
Inventory	135,921	109,964	102,632	137,969	0
Contractual Assets	3,933,904	2,765,208	887,022	1,490,964	0
Nuclear Fuel Inventory	0	0	0	0	0
Financial Assets	0	0	0	0	0
Others	348,896	773,674	196,028	515,281	0
TOTAL CURRENT ASSETS	9,812,318	6,768,498	3,122,673	5,426,295	69,749

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	246,479	0	0	469,202	0
Financing and Loans - principal	0	0	0	0	0
Marketable Securities	835,761	314,426	39	116	0
Deferred Fiscal Assets (Taxes and Contributions)	142	211,439	0	205,982	0
Income Tax and Social Contribution	0	0	1,344,404	0	0
Derivative Financial Instruments	0	0	0	383,489	0
Reimbursement Rights	0	0	0	82,173	0
Guarantees and Linked Deposits	1,171,219	600,468	255,143	201,523	0
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0
Contractual Assets	20,949,278	16,213,441	5,720,563	9,364,626	0
Financial Assets	0	0	0	0	0
Advance for equity participation	0	0	0	0	0
Others	203,592	59,022	68,118	648,376	0
TOTAL LONG-TERM ASSETS	23,406,471	17,398,796	7,388,267	11,355,487	0

INVESTMENTS	5,156,361	5,516,961	2,024,265	5,633,741	184,882

FIXED ASSETS, NET	24,698,367	2,696,677	2,358,747	4,504,452	34

INTANGIBLE ASSETS	22,589,564	28,756,366	174,645	28,656,887	0

TOTAL NON-CURRENT ASSETS	75,850,763	54,368,800	11,945,924	50,150,567	184,915

TOTAL ASSETS	85,663,081	61,137,298	15,068,597	55,576,862	254,665

ASSETS 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar

CURRENT
Cash and Cash Equivalents	116,800	9,762	10,859	33,529	3,811
Accounts Receivable, net	1,129,389	845,468	390,156	1,888,012	0
Financing and Loans - Principal	0	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0
Marketable Securities	2,208,058	2,417,482	1,139,995	3,064,153	73,009
Dividends Receivable	117,586	74,693	0	44,101	1,978
Deferred Fiscal Assets (Tax and Contributions)	0	70,705	4,242	194,706	4,041
Income Tax and Social Contribution	168,130	569,938	18,501	37,485	0
Derivative Financial Instruments	0	0	0	690,333	0
Reimbursement Rights	0	0	3,242	24,351	0
Guarantees and Linked Deposits	0	26,491	37,227	0	0
Inventory	39,834	79,383	107,490	127,900	0
Contractual Assets	3,124,010	2,225,993	759,688	1,246,665	0
Nuclear Fuel Inventory	0	0	0	0	0
Financial Assets	0	11,996	0	0	0
Others	252,038	627,929	207,639	357,678	0
TOTAL CURRENT ASSETS	7,155,845	6,959,840	2,679,039	7,708,913	82,839

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	263,295	0	0	1,035,578	0
Financing and Loans - principal	0	0	0	0	0
Marketable Securities	554,123	140,924	39	110	0
Diferred Fiscal Asset (Taxes and Contributions)	0	204,383	14	241,496	0
Income Tax and Social Contribution	0	0	1,500,987	0	0
Derivative Financial Instruments	0	0	0	653,022	0
Reimbursement Rights	0	0	0	98,070	0
Guarantees and Linked Deposits	937,696	322,601	268,619	258,918	0
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0
Contractual Assets	21,370,408	15,902,163	5,525,451	9,360,590	0
Financial Asset	1,449,680	217,429	0	5,235	0
Advance for equity participation	0	0	0	0	0
Others	164,645	53,509	67,366	637,025	0
TOTAL LONG-TERM ASSETS	24,739,847	17,328,831	7,362,476	12,290,044	0

INVESTMENTS	5,121,806	5,409,581	2,048,185	3,841,526	168,268

FIXED ASSETS, NET	7,082,100	2,277,593	2,379,802	7,687,037	41

INTANGIBLE ASSETS	1,175,872	456,549	247,245	2,971,931	(1)

TOTAL NON-CURRENT ASSETS	38,119,625	25,472,554	12,037,708	26,790,538	168,308

TOTAL ASSETS	45,275,470	32,432,394	14,716,747	34,499,451	251,147

LIABILITIES 09/30/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar

CURRENT
Suppliers	918,915	403,945	265,726	926,168	0
Financing, loans and debentures	2,072,804	203,253	388,526	1,352,119	0
Tax and Social Contributions	129,398	118,338	33,632	166,919	782
Current Income Tax and Social Contribution	0	0	28,820	87,866	296
Derivative financial instruments	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0
Advance from clients	89,235	0	0	102,630	0
Shareholders' Compensation	0	889,120	13	1,602,795	2,074
Estimated Obligations	363,496	377,441	152,160	437,310	1,244
Provisions for Litigations	433,416	0	0	0	0
Obligations with CDE (Energy Development Account)	173,672	241,927	0	170,295	0
Obligations with Revitalization of the Watershed	229,139	342,337	0	288,541	0
Post-Employment Benefits (Pension Plan Payments)	15,120	191,859	32,712	0	0
Leasing (principal)	12,573	38	6,466	192,666	0
Leasing (charges)	(9,687)	0	(3,544)	(3,278)	0
Provisions for Onerous Contracts	0	0	0	0	0
Concessions payable - Use of public property	29,596	0	3,745	0	0
Regulatory fees	176,969	320,714	36,584	513,090	0
Others	504,378	24,753	249,177	442,048	24,276
TOTAL CURRENT LIABILITIES	5,139,024	3,113,725	1,194,017	6,279,169	28,673

NON-CURRENT
Suppliers	0	0	4,250	0	0
Financing, loans and debentures	26,796,743	862,724	2,896,315	2,344,934	0
Tax and Social Contributions	211,364	0	0	536,086	0
Income Tax and Social Contribution	2,044,197	750,183	0	1,452,098	10,957
Derivative financial instruments	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0
Advance from clients	143,411	0	0	107,408	0
Estimated Obligations	36,347	1,555	12,620	55,250	0
Provisions for Litigations	2,676,774	4,153,462	1,139,779	818,468	0
Provision for uncovered liability on invested companies	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	133,409	3,331,662	512,216	106,740	0
Leasing (principal)	217,211	1,980	52,298	335,364	0
Leasing (charges)	(52,190)	0	(18,324)	(4,622)	0
Obligations with CDE (Energy Development Account)	8,169,272	11,887,170	0	8,367,466	0
Obligations with Revitalization of the Watershed	1,548,155	2,362,241	0	1,991,032	0
Provision for Onerous Contracts	0	90,499	175,292	0	0
Concessions payable - Use of public property	329,367	0	45,768	0	0
Regulatory fees	219,293	227,982	21,842	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0
Advances for future capital Increase	0	11,766,222	0	8,829,806	0
Others	664,141	573,417	66,106	1,746,380	0
TOTAL NON-CURRENT LIABILITIES	43,137,494	36,009,097	4,908,162	26,686,410	10,957

EQUITY
Capital Stock	6,531,154	9,753,953	7,067,586	13,506,377	118,055
Capital reserves	5,053,045	4,916,199	0	0	0
Profit Reserves	17,569,127	9,573,007	1,432,431	8,345,729	61,721
Additional Dividend Purposed	0	0	0	0	0
Accumulated profit/loss	1,272,015	1,365,175	593,079	1,078,141	19,070
Other Comprehensive Income	(1,994,222)	(3,593,858)	(103,551)	(318,964)	16,189
Advances for Future Capital Increase	8,908,219	0	0	0	0
Minority shareholdings	47,225	0	(23,127)	0	0

TOTAL EQUITY	37,386,563	22,014,476	8,966,418	22,611,283	215,035

TOTAL LIABILITIES AND EQUITY	85,663,081	61,137,298	15,068,597	55,576,862	254,665

LIABILITIES 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar

CURRENT
Suppliers	668,272	394,846	318,122	761,502	0
Financing, loans and debentures	1,586,273	199,480	313,847	1,454,890	0
Tax and Social Contributions	233,007	155,839	27,566	17,444	681
Current Income Tax and Social Contribution	0	0	0	19,568	56
Derivative financial instruments	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0
Advance from clients	0	0	0	89,509	0
Shareholders' Compensation	894,133	1,298,929	69,231	2,482,651	4,495
Estimated Obligations	409,251	353,902	142,120	395,725	754
Provisions for Litigations	0	0	0	0	0
Obligations with CDE (Energy Development Account)	0	0	0	0	0
Obligations with Revitalization of the Watershed	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	32,872	167,869	27,780	0	0
Leasing - principal	19,532	36	8,313	186,080	0
Leasing - charges	(9,516)	0	(3,777)	(4,994)	0
Provisions for Onerous Contracts	0	0	0	10,517	0
Concessions payable - Use of public property	1,860	0	3,510	0	0
Regulatory fees	82,806	36,123	50,959	363,790	0
Others	30,405	35,335	284,377	287,392	22,661
TOTAL CURRENT LIABILITIES	3,948,895	2,642,359	1,242,048	6,064,074	28,647

NON-CURRENT
Suppliers	0	0	59,052	0	0
Financing, loans and debentures	5,795,779	990,166	3,120,447	3,473,194	0
Tax and Social Contributions	159,384	0	0	101,016	0
Income Tax and Social Contribution	4,135,512	670,192	0	1,859,412	9,805
Derivative financial instruments	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0
Advance from clients	0	0	0	186,348	0
Estimated Obligations	36,347	13,046	12,620	64,038	0
Provisions for Litigations	2,410,282	3,130,760	1,094,094	629,920	0
Provision for uncovered liability on invested companies	705,864	0	0	2,652	0
Post-Employment Benefits (Pension Plan Payments)	135,943	3,314,875	516,373	106,740	0
Leasing - principal	207,418	2,003	56,106	463,949	0
Leasing - charges	(50,732)	0	(20,602)	(8,204)	0
Obligations with CDE (Energy Development Account)	0	0	0	0	0
Obligations with Revitalization of the Watershed	0	0	0	0	0
Provision for Onerous Contracts	280,528	67,298	80,338	0	0
Concessions payable - Use of public property	37,202	0	44,453	0	0
Regulatory fees	189,887	459,416	38	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0
Advances for future capital Increase	72,065	0	300,000	0	0
Others	389,060	492,978	91,155	1,953,284	0
TOTAL NON-CURRENT LIABILITIES	14,504,539	9,140,734	5,354,074	8,832,349	9,805

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055
Capital Reserves	5,053,045	4,916,199	0	0	0
Profit Reserves	17,071,392	9,573,007	1,432,431	8,345,729	61,721
Additional Dividend Purposes	160,458	0	44,988	0	18,338
Accumulated Profit/Losses	0	0	0	0	(0)
Other Comprehensive Income	(1,994,222)	(3,593,858)	(103,551)	(318,964)	14,581
Advances for Future Capital Increase	0	0	0	0	0
Minority shareholdings	209	0	(20,829)	0	0

TOTAL EQUITY	26,822,036	20,649,301	8,120,625	19,603,028	212,695

TOTAL LIABILITIES AND EQUITY	45,275,470	32,432,394	14,716,747	34,499,451	251,147

STATEMENT OF INCOME 09/30/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar
Operating Revenues	8,949,299	6,019,988	2,760,005	7,604,765	292

Electric Energy Supply (sell) - Generation	3,212,731	67,591	1,543,177	5,290,908	0
Electric Energy Supply - Generation	1,044,851	638,616	0	1,264,844	0
Short Term Electric Energy - Generation	437,836	88,384	22,049	452,331	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,188,410	2,216,093	0	29,505	0
Revenue from Construction of Plants - Generation	7,324	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,488,721	1,547,171	427,312	618,479	0
Revenue from Operation and Maintenance - Transmission	167,030	145,756	273,631	302,552	0
Contractual Revenue - Transmission	2,609,586	1,925,582	687,441	1,119,965	0
Construction Revenue - Transmission	268,997	506,999	139,882	119,042	0
Other Revenues	19,941	52,941	48,933	478,397	292

Deductions to Operating Revenues	(1,496,128)	(1,169,145)	(382,420)	(2,071,258)	0

Operating Costs	(4,273,895)	(2,177,587)	(1,441,662)	(3,378,018)	0

Personnel, Supplies and Services	(938,597)	(575,014)	(429,808)	(583,021)	0
Consensual Dismissal Plan (PDC)	0	0	0	0	0
Energy Purchased for Resale	(1,477,658)	(174,725)	(475,419)	(177,736)	0
Charges upon use of eletricity network	(779,875)	(694,192)	(46,756)	(666,345)	0
Construction	(118,081)	(615,843)	(199,578)	(51,590)	0
Electric Energy production cost	(473,137)	0	(119,962)	(948,727)	0
Depreciation and Amortization	(486,547)	(92,559)	(158,703)	(916,504)	0
Operating Provisions	0	0	0	0	0
Others	0	(25,254)	(11,436)	(34,095)	0

Operating Expenses	(1,872,462)	(1,904,450)	(473,814)	(2,772,151)	(3,800)

Personnel, Supplies and Services	(413,875)	(502,704)	(209,711)	(663,092)	(3,800)
Consensual Dismissal Plan (PDC)	0	0	0	0	0
Donations and Contributions	(27,147)	(4,423)	(1,291)	(11,514)	0
Depreciation and Amortization	(43,023)	(23,862)	(20,958)	(60,085)	0
Operating Provisions	(1,058,050)	(1,055,119)	(226,806)	(1,895,114)	0
Others	(330,367)	(318,342)	(15,048)	(142,346)	0

REGULATORY REVIEWS - TRANSMISSION CONTRACTS	19,874	225,369	95,259	21,890	0

OPERATING RESULT BEFORE FINANCIAL RESULT	2,822,816	2,163,320	939,788	1,476,486	(3,508)

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	291,316	207,394	135,265	235,888	5,277
Income from Interest, Commission and Fees (financing and loans)	23,244	0	0	0	0
Additional Interest on Energy	1,382	6,827	0	388,414	0
Monetary Adjustment Gain	148,127	73,351	28,382	0	0
Exchange Variation Gain	12,474	0	67,577	35,127	0
Gains on Derivatives	23,283	8,869	48,986	44,758	0
(-) TAXES ON FINANCIAL REVENUES	(22,809)	0	(9,775)	(35,191)	(206)
Debt Charges - financing and loans	(987,153)	(74,018)	(187,035)	(336,561)	0
Debt Charges - suppliers	0	0	(7,219)	0	0
Debt Charges - leasing	(8,105)	(165)	(2,882)	(397,976)	0
Debt Charges - Obligations with CDE (Energy Development Account)	(161,458)	(233,188)	0	(166,315)	0
Debt Charges - Obligations with Revitalization of the Watershed	(24,483)	(37,257)	0	(31,402)	0
Charges on shareholders' funds	(42,295)	(90,140)	(6,745)	(162,863)	0
Monetary Adjustment Loss	(66,395)	(17,635)	(60,677)	(102,102)	0
Monetary Adjustment Loss - Obligations with CDE (Energy Development Account)	3,398	5,674	0	2,961	0
Monetary Adjustment Loss - Obligations with Revitalization of the Watershed	6,734	10,248	0	8,638	0
Exchange Variation Loss	(19)	0	0	0	0
Loss on derivatives	0	0	0	(576,408)	0
Other Financial Expenses	(117,672)	(22,276)	(17,506)	(322,288)	(1,829)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(920,431)	(162,316)	(11,629)	(1,415,320)	3,242

RESULTS OF EQUITY METHOD INVESTMENTS	457,774	135,665	(43,080)	(43,103)	14,072

OTHER OPERATING INCOME/EXPENSES	(1,331,105)	(619,230)	0	1,644,938	5,105

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,029,054	1,517,439	885,079	1,663,001	18,911

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(127,320)	(152,264)	(294,298)	(509,280)	(83)

RESULT BEFORE EQUITY PARTICIPATIONS	901,734	1,365,175	590,781	1,153,721	18,828

Minority Participation	10,532	0	(2,298)	0	0
NET INCOME FOR THE PERIOD	891,202	1,365,175	593,079	1,153,721	18,828

STATEMENT OF INCOME 09/30/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar
Operating Revenues	8,268,881	5,728,379	2,319,661	7,692,630	274

Electric Energy Supply (sell) - Generation	2,119,846	229,397	1,142,921	5,179,767	0
Electric Energy Supply - Generation	929,908	487,226	0	995,072	0
Short Term Electric Energy - Generation	177,561	263,471	56,620	671,114	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,116,058	1,993,981	0	26,304	0
Revenue from Construction of Plants - Generation	38,650	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,474,246	1,245,803	442,117	502,536	0
Revenue from Operation and Maintenance - Transmission	135,955	125,354	191,138	361,536	0
Contractual Revenue - Transmission	2,967,950	2,077,140	676,652	1,286,836	0
Construction Revenue - Transmission	642,619	341,008	14,683	66,096	0
Other Revenues	27,016	34,979	53,237	387,799	274

Deductions to Operating Revenues	(1,360,928)	(1,069,980)	(257,707)	(1,784,430)	0

Operating Costs	(2,561,792)	(2,010,948)	(1,116,718)	95,205	0

Personnel, Supplies and Services	(736,754)	(426,235)	(330,597)	(546,214)	0
Consensual Dismissal Plan (PDC)	0	0	0	0	0
Energy Purchased for Resale	(345,109)	(365,113)	(368,824)	2,687,729	0
Charges upon use of eletricity network	(572,303)	(649,950)	(41,241)	(583,084)	0
Construction	(174,345)	(451,567)	(88,776)	(101,662)	0
Electric Energy production cost	(522,488)	0	(111,221)	(903,268)	0
Depreciation and Amortization	(210,793)	(38,245)	(156,640)	(372,024)	0
Operating Provisions	0	0	(9,472)	0	0
Others	0	(79,838)	(9,947)	(86,272)	0

Operating Expenses	(675,913)	(1,523,075)	(605,485)	(55,461)	(4,183)

Personnel, Supplies and Services	(436,507)	(389,956)	(215,569)	(679,942)	(4,176)
Consensual Dismissal Plan (PDC)	0	0	0	0	0
Donations and Contributions	(36,444)	(5,498)	(2,740)	(4,664)	0
Depreciation and Amortization	(38,699)	(41,548)	(23,719)	(31,504)	(7)
Operating Provisions	83,600	(100,596)	(338,683)	763,876	0
Others	(247,863)	(985,477)	(24,774)	(103,227)	0

REGULATORY REVIEWS - TRANSMISSION CONTRACTS	1,364,564	2,942,521	238,840	312,819	0

OPERATING RESULT BEFORE FINANCIAL RESULT	6,395,740	5,136,877	836,298	8,045,193	(3,909)

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	38,255	29,585	20,642	82,901	1,371
Income from Interest, Commission and Fees	25,959	0	0	0	0
Additional Interest on Energy	1,693	98,520	0	82,645	0
Monetary Adjustment Gain	161,420	270,731	16,042	119,794	0
Exchange Variation Gain	10,599	0	0	0	0
Other Financial Income	14,829	42,050	14,455	154,339	2,693
(-) TAXES ON FINANCIAL REVENUES	(11,163)	0	(2,324)	(14,973)	0
Debt Charges - financing and loans	(306,532)	(62,285)	(120,125)	(236,213)	0
Debt Charges - suppliers	0	0	(4,729)	0	0
Debt Charges - leasing	(7,947)	(165)	(3,280)	(322,999)	0
Gains on derivatives	0	0	0	684,564	0
Charges on shareholders's funds	(42,678)	(142,218)	(8,065)	(24,940)	(138)
Monetary Adjustment Loss	(124,373)	(11,056)	(96,879)	(130,545)	0
Monetary Adjustment Loss - Obligations with CDE (Energy Development Account)	0	0	0	0	0
Monetary Adjustment Loss - Obligations with Revitalization of the Watershed	0	0	0	0	0
Exchange Variation Loss	(27,064)	0	(9,754)	(18,357)	0
Losses on derivatives	0	0	0	0	0
Other Financial Expenses	(79,685)	(20,344)	(32,383)	(55,740)	(538)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(346,687)	204,818	(226,400)	320,476	3,388

RESULTS OF EQUITY METHOD INVESTMENTS	3,506	127,823	4,269	35,272	15,878

OTHER OPERATING INCOME/EXPENSES	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	6,052,559	5,469,518	614,167	8,400,941	15,357

Income Tax and Social Contribution and Fiscal Incentives Revenue	(2,058,713)	(732,323)	(199,089)	(2,089,737)	(1,245)

RESULT BEFORE EQUITY PARTICIPATIONS	3,993,846	4,737,195	415,078	6,311,204	14,112

Minority Participation	(24)	0	(1,368)	0	0
NET INCOME FOR THE PERIOD	3,993,870	4,737,195	416,446	6,311,204	14,112

CASH FLOWS 09/30/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar
Operating Activities
Profit (loss) before income tax and social contribution	1,029,054	1,517,439	885,079	1,663,001	18,911

Depreciation and Amortization	529,570	116,421	179,661	976,589	0
Net monetary variations	(91,864)	(71,638)	32,295	90,503	0
Net exchange variations	(12,455)	0	(67,577)	(35,127)	0
Financial Charges	1,200,250	434,768	203,881	1,095,117	(5,277)
Financial Income - Concession Assets	(4,534,334)	(4,125,508)	(1,528,266)	(2,160,038)	0
Construction Income - Transmission	110,757	565,523	199,578	51,590	0
Regulatory Remeasurements - Transmission Contracts	(19,874)	(225,369)	(95,259)	(21,890)	0
Result of equity method investees	(457,774)	(135,665)	43,080	43,103	(14,072)
Operating Provisions	1,058,050	1,055,119	226,806	1,895,114	0
Minor shareholders' share	(10,532)	0	0	0	0
Charges on resources from shareholders' compensation	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	576,408	0
Other adjustments before IR / CS (LAIR)	1,156,737	(1,024,082)	25,877	(1,670,391)	0
(Increase) decrease on operating assets/liabilities	(1,144,645)	(99,071)	(436,965)	2,613,087	(2,816)

Cash flows from Operating Activities	(1,187,060)	(1,992,063)	(331,810)	5,117,066	(3,254)

Payment of interests	(823,212)	(77,627)	(135,370)	(379,845)	0
Receipt of RAP and indemnities	4,165,444	3,500,384	1,259,102	1,933,593	0
Receipt of financial charges	0	0	0	0	0
Payment of income tax and social contribution	(508,883)	(384,754)	(83,299)	(880,309)	0
Payment of refinancing of taxes and contributions - principal	(21,020)	0	0	(354,360)	0
Receipt of remuneration for investments in equity interests	494,490	66,229	0	56,279	0
Pension Plan Payments	(74,904)	(184,931)	(41,924)	0	0
Payment of legal provisions	0	0	(99,371)	(62,840)	0
Judicial Deposits	(279,591)	(239,521)	0	(70,901)	0

Net Cash from (used in) Operating Activities	1,765,264	687,717	567,328	5,358,683	(3,254)

Cash Flows from Financing Activities
Loans and financing	2,500,000	0	0	0	0
Payment of Loans and financing - principal	(1,186,444)	(127,975)	(195,185)	(1,154,631)	0
Payment of Shareholders Remuneration	(599,151)	(499,949)	(120,951)	(1,096,529)	0
Advances for Future Capital Increase (AFAC)	8,030,660	10,607,118	0	7,959,971	0
Payment of leasing - IFRS 16	(22,156)	0	(3,536)	(514,677)	0
Others	(81,801)	1,714,186	0	(176,127)	0
Net Cash from (used in) Financing Activities	8,641,108	11,693,380	(319,672)	5,018,007	0

Cash Flows from Investment Activities

Loans and financing - payment	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0
Acquisition of fixed assets	(251,753)	(371,121)	(54,085)	(232,269)	0
Acquisition of intangible assets	(9,571,209)	(10,653,486)	(3,278)	(9,725,199)	0
Capital investment in equity investments	(17,625)	0	(17,057)	(12,740)	0
Investment for future capital increases	(110,758)	(565,523)	(181,262)	(51,590)	0
Disposal of investments in equity interests	0	0	0	0	0
Others	714,920	0	(2,103)	0	0
Net Cash from (used in) investments activities	(9,236,425)	(11,590,130)	(257,785)	(10,021,798)	0

Net increase (decrease) in cash and cash equivalents	1,169,947	790,967	(10,129)	354,892	(3,254)
Cash and cash equivalents – beginning of period	116,800	9,762	10,859	33,529	3,811
Cash and cash equivalents – end of period	1,286,747	800,729	730	388,421	763
	1,169,947	790,967	(10,129)	354,892	(3,254)

2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar
Operating Activities
Profit (loss) before income tax and social contribution	6,052,559	5,469,518	614,167	8,400,941	15,357

Depreciation and Amortization	249,492	79,793	180,359	403,528	7
Net monetary variations	(37,047)	(259,675)	80,837	25,724	0
Net exchange variations	16,465	0	9,754	18,357	0
Financial Charges	331,198	62,450	136,199	584,152	0
Financial Income - Concession Assets	(2,967,950)	(2,077,140)	(408,582)	(1,286,836)	0
Construction Income	(681,269)	(341,008)	(14,683)	(66,096)	0
RBSE Income	0	0	(268,070)	0	0
Result of equity method investees	(3,506)	(127,823)	(4,269)	(35,272)	(15,878)
Operating Provisions	(84,181)	1,008,381	348,155	(763,876)	(19,306)
Provision (reversal) for expected allowance for doubtful accounts	0	0	0	0	0
Provision (reversal) for contigencies	0	0	0	0	0
Provision (reversal) for impairment of long-lived assets	0	0	0	0	0
Provision (reversal) for onerous contracts	0	0	0	0	0
Provision (reversal) for investment losses	0	0	0	0	0
Minor shareholders' share	24	0	0	0	0
Charges on resources from shareholders' compensation	0	0	8,065	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(684,564)	0
Other adjustments before IR / CS (LAIR)	(2,185,815)	(2,829,419)	(691,664)	(3,496,291)	0
(Increase) decrease on operating assets/liabilities	416,395	921,941	(409,028)	753,430	17,672
Consensual Dismissal Plan (PDC)
Cash flows from Operating Activities	1,106,365	1,907,018	(418,760)	3,853,197	(2,148)

Payment of interest	(283,922)	(53,284)	(97,581)	(128,114)	0
Receipt - amortization of contractual asset (RAP)	274,586	310,782	789,940	298,174	0
Receipt - amortization of contractual asset (RBSE)	2,875,060	1,958,306	385,553	899,064	0
Receipt of financial charges	0	0	0	0	0
Payment of income tax and social contribution	(1,148,112)	(402,171)	(68,206)	(108,991)	0
Payment of refinancing of taxes and contributions - principal	(21,932)	0	0	0	0
Receipt of remuneration for investments in equity interests	99,134	0	0	0	2,457
Pension Plan Payments	(72,059)	(152,080)	(2,876)	0	0
Payment of legal provisions	0	(1,614,472)	(107,527)	(516,138)	0
Judicial Deposits	(29,559)	2,734	42,041	45,152	0

Net Cash provided by Operating Activities	2,799,561	1,956,833	522,584	4,342,344	309

Financing Activities
Loans and financing	1,600,000	36,770	400,000	0	0
Payment of Loans and financing - principal	(1,779,897)	(177,014)	(367,984)	(310,745)	0
Payment of Shareholders Remuneration	(1,163,859)	(1,949,037)	(245,149)	(721,617)	0
Advances for Future Capital Increase (AFAC)	0	0	(7,681)	0	0
Payment of leasing - IFRS 16	(16,909)	0	(9,307)	(334,732)	0
Others	266	0	0	0	0
Net Cash provided by Financing Activities	(1,360,399)	(2,089,281)	(230,121)	(1,367,094)	0

Investment Activities

Loans and financing - payment	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0
Acquisition of fixed assets	(225,087)	(86,213)	(69,948)	(75,482)	0
Acquisition of intangible assets	(2,935)	(22,630)	(82,649)	0	0
Capital investment in equity investments	(43,716)	0	(8,463)	0	0
Investment for future capital increases	0	0	0	0	0
Disposal of investments in equity interests	0	0	0	0	0
Others	(1,303,151)	186,145	(141,359)	(2,950,264)	0
Net Cash from investments activities	(1,574,889)	77,302	(302,419)	(3,025,746)	0

Net increase (decrease) in cash and cash equivalents	(135,727)	(55,146)	(9,956)	(50,496)	309
Cash and cash equivalents – beginning of period	277,448	58,548	10,674	70,144	182
Cash and cash equivalents – end of period	141,721	3,402	718	19,648	491
	(135,727)	(55,146)	(9,956)	(50,496)	309

FURNAS	DESCRIPTION

Analysis of Income

The Company presented financial results in 3Q22 that were 85.8% lower than in 3Q21, with total profits of R$ 2,696 million achieved in 3Q21 reduced to a profit of R$ 382.6 million in 3Q22, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue decreased 1.8% in 3Q22 year-over-year, moving from R$ 3,266 million in 3Q21 to R$ 3,207.6 million in 3Q22. It is important to note that the variations seen in each revenue account are described in detail below:

Gross Revenue - BRL Thousand	3Q22	3Q21	Variation (%)	Analysis
Generation	2,791,461	1,529,547	82.5
Supply	1,858,523	804,085	131.1	The variation is mainly due to the following factors: (i) consolidation, as of 3Q22, of Madeira Energia S.A (MESA), impacting by R$ 1,185 million, corresponding to 7,720 MWavg, referring to the billing made to energy resellers, being the balance composed of customers in Free Market - ACL of 30% (R$ 538.8 million and 2,111.3 GWh) and in the Regulated Market - ACR of 70% (R$ 645.89 million -3,568. 719 MWh). Contracts are updated annually by the IPCA; (ii) Price adjustment based on the IPCA of ACR contracts (R$ 26 million), entered into by Furnas, partially offset by (iii) a 12% reduction in energy traded on the ACL (1,928 GWh in 2021 to 1,835 GWh in 2022, representing a decrease of R$ 23 million, due to the sale proceeds from the HPPs; and (iv) due to the fact that the Santa Cruz thermal plant in 2022 was not dispatched by the ONS (National Electricity System Operator) in this quarter, due to the increase in GSF, while in the 3Q21 generated 322 GWh, resulting in an impact of R$136 million less in variable revenue.
Provision	371,196	313,811	18.3	The variation is mainly due to the following factors: (i) the consolidation of R$ 34 million from MESA in 3Q22, equivalent to 111,138 MWh referring to monthly billing of energy consumers, composed of ACL (Free Market), which contracts are updated annually (IPCA) and are also due to the seasonality and flexibility of the ACL contracts;
(ii) readjustments in the unit prices of supply contracts, linked to HPP Itumbiara (Law 13,182), of approximately 9%, resulting in an increase of R$ 24 million in the period; (iii) New supply contracts, that started in 2022, representing an increase of R$ 3 million.
				Partially offset by (iv) R$ -4 million difference is due to the fluctuation of the ICMS amount applied between the two periods, which varies according to the tax rate and attribution of billing to consumer units.
Short Term Market (CCEE)	125,564	16,671	653.2	The variation is mainly due to the following factors: (i) variation in the GSF between the periods, which increased by approximately 24 p.p. (51% in 2021 and 75% in 2022), where despite the drop in the average PLD (Differences Settlement Price) (from BRL 581.71 in 2021 to BRL 73.36 in 2022), it provided a greater amount of energy to be settled compared to the previous period and consequent higher result in the MCP (Short-term Market).
O&M Revenue - Upgraded Power Plants Law 12783/2013	436,178	381,234	14.4	The variation is mainly due to the following reason: (i) Revenue from quotas in the period had the positive impact of the RAG (Annual Generation Revenue) adjustment (14%), according to Aneel Homologatory Resolution No. 3,068/2022.
Revenue from Generation Construction	0	13,746	-100.0	The variation is mainly due to the discounting of some plants (non-quota plants), a process arising from Law 14,182/21 and privatization of Eletrobras, from which the treatment for quota plants was changed and, as of Jun/22, there will be no further accounting of the financial asset generation in construction revenue, therefore it is not possible to compare 3Q21 and 3Q22. The increments that occur in these plants will be treated as fixed assets.
Transmission	1,042,703	2,158,565	-51.7
Revenue from Operation & Maintenance – Renewed Lines	525,079	494,261	6.2	The variation is mainly due to: (i) publication of Aneel ratifying Resolution 3,067/2022, which includes, among other aspects, the tariff readjustment of the 22/23 cycle (IPCA of 11.7%). The percentage of 11.73% refers to the annual adjustment by the IPCA, but the effect of the variation is 10.7%, after the consolidation impact.
Revenue from Operation & Maintenance	58,967	53,857	9.5	The variation is mainly due to: (i) change of tariff cycles, based on the current regulation (REH No. 3067/22), which, in its annexes, details the readjustments of the RAPs (Annual Allowed Revenue) of the Transmition Companies. Special highlight for the annual contractual adjustment by the IPCA index, 11.73%, or IGP-M, 10.72% depending on the Concession Agreement.
Revenue from Construction	210,966	569,728	-63.0	The variation is mainly due to the following reason: (i) in the third quarter of 2021, when the RAPs were ratified for the new tariff cycle, due to re-estimates of the evolution of the execution of the transmission projects in progress and authorizations from ANEEL of RAPs for completed transmission projects, the Company recorded R$506,398 in construction revenue. In the third quarter of 2022, for the same reasons, there was also an increase in construction revenue, but at a lower value, R$ 157,810.
Contractual Revenue - Transmission	247,691	1,040,719	-76.2	The reduction is mainly due to: (i) variation in the IPCA index (2.38% in 3Q21 x -0.37% in 3Q22) and the IGPM (2.05% in 3Q21 x 0.10% in 3Q22 ), impacting the monetary restatement values of the following contracts: (a) CT 062.2001 - RBNI (Basic Network of New Installations), where the amount was R$69.8 million in 3Q21 and R$ -18.6 million in 3Q22; and (b) R$23.5 million in other contracts in 3Q21 and R$ -1.27 million in 3Q22;
				(ii) reduction in financial income of R$158 million (R$378.27 million in 3Q21 to R$220.65 million in 3Q22) due to the variation in the IPCA as mentioned above and; (iii) there was a reduction in monetary restatement in the amount of R$492 million (from R$428.66 million in 3Q21 to R$ -64.34 million in 3Q22) due to deflation in the period.
Other Revenues	6,516	8,576	-24.0	The variation is mainly due to: (i) R$ - 1.98 million reduction in operating, communication and tele-assistance services rendered by FURNAS; and (ii) reduction of R$ 57 thousand in MESA in 3Q22 referring to revenue from penalties applied in service contracts taken as a result of contractual breaches.
Deductions from Operating Revenue	-633,085	-430,653	47.0	The variation is mainly due to: (i) consolidation in 3Q22 of MESA in the amount of R$ -146.4 million, referring to the amount composed by the recognition of regulatory obligations of R&D, CFURH and ANEEL inspection fee, added to the impacts of PIS, COFINS and ICMS charges. In 2022, the impacts of PIS and COFINS on billing were higher, reflecting the increase in total revenue due to updates to customer contracts.
(ii) increase in CDE (Energy Development Account) R$ 24 million, since in 3Q21 only two quotas were paid, while in 3Q22 three quotas were paid.
(iii) increase in CFURH R$18.8 million due to the following two factors:
a) increase in TAR (Reference updated rate) from 2021 (76 R$/Mwh) to 2022 (83.78 R$/Mwh);
				b) increase in energy generated in the respective quarters. Remembering that TAR is defined by ANEEL and the generation of the plants is centrally coordinated by the ONS (National Electricity System Operator), not being a condition for the company to generate more or less.
ROL	3,207,595	3,266,035	-1.8

Operating Costs and Expenses

Operating Expenses and Costs increased by 231% in 3Q22 year-over-year, moving from R$ 753 million in 3Q21 to R$ 2,496 million in 3Q22, with the variation described below:
	-2,972,805	-2,584,461	15.0
PMSO - BRL Thousand	3Q22	3Q21	Variation (%)	Analysis
Personnel	-314,872	-281,077	12.0	The variation is mainly due to:
(i) application of the ACT 2022 (Collective Labor Agreement) with an increase of 12.13% in the quarter that impacted, among other accounts:
(a) R$8.4 million in vacations (including vacation bonus and vacation allowances); (b) R$4.9 million in Employees' Social Security; (c) R$1.5 million in FGTS; (d) Additional for length of service of R$5.3 million; (e) Risk Premium R$5.4 million; and (f) Overtime R$3 million;
(ii) there was a reduction of R$ -5.3 million in the salary account, as a result of the provision for the ACT made in 2021 (R$ 16 million);
(iii) lower investment allocation, in the amount of R$ 5.13 million, in the item Consumption of activities, causing an increase in Personnel by the same amount.

These effects were partially offset by: (iv) reduction in Labor Claims R$ -22.14 million.

				It is noteworthy that, (v) with the consolidation of MESA, there was a total increase of R$ 25 million referring to: (a) benefits (R$ 4.16 million); (b) charges (R$5 million); (c) pension plan (R$ 423 thousand); (d) provision (R$2 million); and (e) remuneration (R$ 13.2 million). The 3Q22 at MESA was impacted by promotions and merits (Jan/22) and the signing of the ACT (Apr/22), which payroll readjustment was 11.3%.
Material	-14,516	-13,223	9.8	The variation is mainly due to:
(i) reduction in Operational Maintenance Material - Direct Purchase, in the amount of R$ -7.6 million, with emphasis on equipment maintenance carried out by Siemens in Jul/21 of R$ 1.3 million.
				Additionally, (ii) the amount of R$ 8 million from MESA in 3Q22, referring to plant operation and maintenance material. In 2022, the maintenance volume was higher than in 2021 due to the existence of restrictions due to the COVID Pandemic in 2021.
Services	-225,523	-137,158	64.4	The variation is mainly due to: (i) increase of R$ 20 million in Consulting services (highlighting for R$ 5.6 million referring to the reimbursement of expenses by Eletrobras for the provision of consulting services by Ernest Young and reimbursement of services from Deloitte, R$ 5.5 million for legal consultancy and R$ 1.2 million for Thutor - cultural transformation);
(ii) increase in benefits (tickets) of R$7.16 million (due to the readjustment defined in the current ACT (Collective Labor Agreement), retroactive to May/22); and
(iii) R$ 3 million increase in Maintenance and Conservation of Other Equipment.

				Additionally, (iv) the amount of R$ 57 million of MESA in 3Q22 is mainly composed of maintenance and operation service (R$ -39 million), Consulting and auditing service (R$ - 17 million).
Other	-170,099	-73,990	129.9
Donations and Contributions	-7,737	-8,459	-8.5	The variation is mainly due to the increase in 2021 in the following items:
(i) Annuities and Contributions to Civil Society (R$ 297 thousand), highlighting the following benefited institutions: ABRATE - Brazilian Association of Electricity Transmission Companies, Centro da Memória da Eletricidade no Brasil and Instituto Rede Brasil do Pacto Global; and
				(ii) Untied Donations and Contributions' (R$ 246 thousand) - more donations of "Basic-needs grocery package" and food products compared to 3Q22.
Other Operating Expenses	-162,362	-65,531	147.8	The variation is mainly due to the increase in the items (i) Indemnities, losses and damages of R$91.6 million (3Q22 being impacted by the CONVAP process in Aug/22 by more than R$90 million); (ii) consolidation of R$ 86 thousand from MESA in 3Q22, referring to expenses incurred with Insurance, FEEs and commissions for banks.
TOTAL PMSO	-725,010	-505,448	43.4

Operating Costs - BRL Thousand	3Q22	3Q21	Variation (%)
Energy Purchased for Resale	-848,307	129,268	756.2	The variation is mainly due to the following factors:
(i) positive effect of the hydrological risk renegotiation of R$ 864 million, occurred in 3Q21, arising from the calculation made by the CCEE (Brazilian Electric Energy Trading Chamber), related to the GSF and installments of the plants negotiated in the ACL (Free Market), retroactive to 2013, arising from ANEEL resolutions 2,919/2021 and 2,932 /2021, which ratified the extension of the terms of grants for Furnas, Luis Carlos Barreto, Porto Colômbia, Corumbá I. Marimbondo and Funil plants, without equivalence in 2022.

(ii) The amount of R$ -236.5 million MESA in 3Q22 refers to the impacts of the Company's commercial strategy adopted to mitigate the energy and financial exposure resulting from the hydrological risk (GSF). The amount for 2022 comprises purchases of electricity for resale, with bilateral contracts (R$ - 233 million), and the result of the CCEE settlement (R$ - 3.5 million).

(iii) Variation of R$ 149 million due to: a) Price readjustment of current purchase agreements, representing an increase of approximately R$ -36 million; partially offset by (b) the higher number of purchases made in 3Q21, taking advantage of market opportunities, which increased by R$172 million compared to 3Q22;
c) reduction of Pis/Cofins in the amount of R$ 13 million.

				No negative exposure in the MCP (Short-term Market) occurred in both analyzed periods.
Charges on Electricity Grid Use	-392,422	-191,184	105.3	The variation is mainly due to the following factors:
				(i) R$192.1 million related to the MESA consolidation; and (ii) variation of the EUST (Charges for the Use of the Transmission System), in accordance with Ratifying Resolution 3066-ANEEL, of 15% in relation to the previous tariff cycle, with emphasis on the readjustment of tariffs for the use of LIGHT's distribution system. The impact of the locational signal has not yet occurred and will only start on the 23/24 cycle.
Construction Expense	-52,951	-76,831	-31.1	The variation is mainly due to the realization of investments in the periods observed:
(i) In transmission, investments in quarters were: (a) in contract 062/01, R$ -53.2 million in 3Q22 and the amount in 2021 was R$ -61.43 million; and (b) The variation in the other contracts was R$ 228 thousand in 2022 and R$ -1.66 million in 2021;
				(ii) In generation, the amount in 3Q21 was R$ -13.75 million, however with Law 14,182/21, the treatment for quota plants has changed and, as of Jun/22, there will be no more accounting of the financial asset generation in construction expense.
Fuel	-79,360	-180,798	-56.1	The variation is mainly due to the following reason: (i) TPP Santa Cruz was not dispatched in 3Q22, while in the same period of 2021 it had a generation of 322 GWh, adding the 3 months of generation in 3Q21.
Depreciation and Amortization	-335,858	-108,872	208.5	The variation is mainly due to the following factors: (i) the amount of R$ - 202.8 million of MESA in 3Q22 refers to depreciation (R$ - 187 million) and amortization (R$ - 16 million), considering that the Company obtained the extension of the concession period due to the reimbursement of the GSF (Law 14,052/2020) in 4 years and 4 months, impacting the monthly amount of depreciation;
				(i) increase in amortization of R$6.2 million referring to GSF due to the effect of the extension of the concession term for the plants affected by Resolutions 2,932/2021 and 2,919/2021; and (iii) amortization, in the amount of R$ 15 million, as of Jul/22, for the intangible asset created through the new concession contracts entered into, pursuant to Law 14,182/21, for UHE's Itumbiara and Mascaranhas de Moraes.
TOTAL Operating Costs	-1,708,898	-428,417	298.9
		-439,981
Operating Provisions - BRL Thousand	3Q22	3Q21	Variation (%)
Operating Provisions	-62,565	180,730	134.6	The composition of provisions in 3Q22 is mainly due to:
(i) Contingencies: Reversal of R$90.6 million, with emphasis on: (a) reversal resulting from the write-off of the amount provisioned for CONVAP, due to the conclusion of a court settlement and impact on other expenses; and (b) inclusion of the lawsuit filed by the Batalha-CONBAT Supplier Consortium, which discusses the economic and financial rebalancing of the contract for the supply of AHE Batalha's electromechanical equipment;
(ii) Allowance for Doubtul Accounts: Constitution of R$ -23.33 million related to R$ 4,140 - Renegotiation (The reversal of allowance for Doubtful acoounts CELG, carried out in Aug/22, was cancelled. There will be an appeal, but the monetary variation has stopped being updated as of August; R$-124 - Only overdue +360 days, as revised by PECLD Eletrobrás policy; R$ 11,295 - Industrial Supply and Provision and R$ 8,023 of monetary variation is composed by the indexes: dollar, index used in GAMEK and the variation of the IGPM In addition, there was a variation of R$4,125m (R$15,866m accumulated) in the Suppliers' PECLD, referring to fines recorded in Accounts Receivable and overdue;
(iii) Investment Losses: Reversal of R$ 80 million related to the recovery of the value of the investment in SPE MESA, due to the entries of the fair values of the investee's assets and liabilities, considering the position of 06.30.22 (before the acquisition of control) R$ 1,502,525 and loss of R$ 1,582,551;
(iv) Impairment: Constitution of R$ -217.57 million, related to the Santa Cruz and Batalha Plant due to the increase in the cost of Santa Cruz gas, the plant's CVU increased significantly soon, in the plant's dispatch projections until 2026 , it is practically not dispatched. As it is not dispatched, there is no additional revenue from the combined cycle.
(v) GAG Improvement: Reversal of R$7.63 million;
				(vi) Distributed among the provision of R$62 million in 3Q22, R$16.2 million refers to MESA. The amount for 2022 is composed of the entry of new labor lawsuits and changes in the legal classification of the risk of loss forecasts, changing it to a probable loss risk in civil proceedings, generating an increase in provisions for the period.
		-468,532
Regulatory Remeasurement - Transmission - BRL Thousand	3Q22	3Q21	Variation (%)
Tariff Review Effects	19,874	1,364,564	-98.5	The variation is mainly due to the following reasons: (i) In 3Q21, there was a remeasurement of the concession asset referring to the RBSE (Basic Network of the Existing System), due to: a) reprofiling of the financial component of the RBSE, which reduced the payment curve of the amounts related to the periodic review of the RAPs associated with transmission facilities for the 2021/2022 and 2022/2023 cycles and increase in payments flow in the cycles after 2023, extending such installments until the 2027/2028 cycle, preserving, however, the remuneration for the cost equity (Ke) for the RBSE; and b) complementary recognition of the cost of equity (Ke), as, in 2020, ANEEL had only approved IPCA correction of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE injunction. This effect in 3Q21 was R$1.3 billion. There is a discussion on this topic of reprofiling in progress at Aneel and as there is still no decision, there was no change in this reprofiling in the current cycle of 22/23; (ii) In 3Q22, the amounts refer to the adjustments of concession 014/2011, in the amount of R$3.03 million, and of concession 016/2012, in the amount of R$16.9 million, as a result of its Tariff Review through ANEEL Resolution No. 3067/2022.

Financial Income - BRL Thousand	3Q22	3Q21	Variation (%)
Financial Revenue	159,609	71,763	122.4
Revenue from Financial Investments	138,408	23,836	480.7	The variation is mainly due to the following factors:
(i) the amount of R$ 49.2 million from MESA in 3Q22 refers to income from financial investments, with the increase in 2022 referring to income arising from the amount received through the capital contribution from Furnas;
				(ii) income from financial investments increased by 280.4%, from R$22.6 million to R$86.1 million, mainly due to the increase in income from the following investments in Banco do Brasil: a) FESC in R$ 22.6 million; and b) Other BB funds in R$35.2 million.
Revenue from Financing and Loans	6,302	7,080	-11.0	The variation is mainly due to the following factors: (i) lower increase in the index of amounts receivable from Eletronuclear and CELG in 3Q22 compared to the same period in 2021, given that the IPCA4 decreased by -0.37% in 3Q22 and an increase of 2.38% in 3Q21.
				(ii) In August 2022, the company stopped updating the balance receivable from CELG, also contributing to a smaller variation.
Energy Late Payment Addition	204	1,090	-81.3	The variation is mainly due to the following factors: (i) decrease in revenue from Charges in Brazilian Electric Energy Trading Chamber (CCEE), Short-Term Market settlement of approximately R$ 880 thousand
Inflation Adjustment on Assets	31,350	38,393	-18.3	The variation is mainly due to the following factors: (i) lower update on amounts receivable from Eletronuclear and CELG, which had its balance updated in August/22. The IPCA4, which indexes the amounts receivable from Eletronuclear, dropped in 3Q22 compared to the same period in 2021, when it was high. (IPCA: 3Q22 = -0.37%. 3Q21 = +2.38%);
				Additionally, (ii) the amount of R$ 9 million of MESA in 3Q22 refers mainly to the adjustment of the IPCA socio-environmental provision (R$ 4.6 million), IPCA deflation.
Exchange Rate Change on Assets	-11,008	-1,136	-869.0	The variation is mainly due to the following factors: (i) it refers to a lower positive variation in the foreign currency quotation in 3Q22 compared to the same period in 2021, impacting, mainly, the energy customer bill in dollar. (In 3Q22: from 5.2380 to 5.4066 and in 3Q21: from 5.0022 to 5.4394). Client: GAMEK - Utilization Office of Middle Kwanza.
Other Financial Revenues	3,085	5,998	-48.6	The variation is mainly due to the following factors: (i) reduction of R$4.3 million, mainly due to the reversal of a fine from 2018 (R$6.1 million) with the company IND. CONSTRUCTIONS AND ASSEMBLY (Legal Process 0181974-35.2018.8.19.0001) carried out on 09/27/2022; (ii) the amount of R$ 1.6 million from MESA in 3Q22 is mainly composed of the impact of the CCEE (Brazilian Electric Energy Trading Chamber) delinquency update (R$ 397 thousand), added to a negative impact related to the registration of PIS and COFINS payable on revenues financial (R$ - 2.8 million). In 2021, the impact of PIS/COFINS on financial income was only R$ -1.6 million.
(-) Taxes on Financial Income	-8,732	-3,498	-149.6	The variation is mainly due to the following factor: (i) reclassification of PIS (0.65%) and COFINS (4%) levied on total financial income (except exchange variation) that was previously presented in the group Net Operating Income .
Financial Expenses	-693,838	-266,981	159.9
Debt Charges - Loans and Financing	-604,556	-121,577	397.3	The variation is mainly due to the following factors:
(i) Consolidation of the amount of R$ -342.1 million of MESA in 3Q22, in which is considered the restatement of the IPCA Debt (R$ - 259 million) and updates of the IPCA debentures (R$ - 83 million), considering that , in 3Q22, there was a reduction in the IPCA, improving the impact of interest and charges on Debt and Debentures.
				(ii) New funding, through 3 new loan contracts, which took place in 2Q22, with an impact of approximately R$95 million more on the result of 3Q22 compared to 3Q21); (iii) an increase of approximately R$54 million in interest on loan agreements indexed to the CDI in the quarter analyzed, compared to the same period in 2021 (CDI in 3Q22: 13.65% and in 3Q21: 6.15% ).
Debt Charges - Obligations with CDE	-161,458	0	-	The variation is mainly due to: (i) appropriation of interest installments of July, August and September/22 on the balance of CDE payable (Energy Development Account), which is being accounted for as IPCA + WACC of 0.61% , as established by Law 14.181/21 and CNPE Resolution number 30 of 12/21/2021, which dealt with the privatization of Eletrobras and the signing of new concession contracts.
Debt Charges - Revitalization of Watershed	-24,483	0	-	The variation is mainly due to: (i) appropriation of interest installments of July, August and September/22 on the balance of Revitalization Projects payable, which is being accounted for as IPCA + IPCA + WACC of 0.46%, as established by Law 14,181/21 and CNPE Resolution number 30 of 12/21/2021, which dealt with the privatization of Eletrobras and the signing of new concession contracts.
Charges - Leasing	-2,714	-2,594	4.6	The variation is mainly due to: (i) higher adjustment to present value on leasing in 3Q22 compared to the same period in 2021.
Charges on Shareholders’ Compensation	69,654	-27,126	-356.8	The variation is mainly due to: (i) reversals of entries due to the rectification of the distribution of dividends carried out through the EGM (Extraordinary General Meeting) of September 9, 2022.

Inflation Adjustment on Liabilities	5,679	-45,376	-112.5	The variation is mainly due to: (i) decrease in rates of loans payable, specifically in the contracts entered into with Eletrobras and the Debentures in 3Q22 compared to the same period in 2021. Eletrobras (IPCA-EBRAS - 3Q22: 246,382 to 243,432 or -1.20% and 3Q21: 221,304 to 226,656 or 2.42%). Debentures (DIPCA - 3Q22: 1,206.51746 to 1,195.83487 or -0.89% and 3Q21: 1,079.22185 to 1,108.77345 or 2.74%).
Exchange Rate Change on Liabilities - Obligations with CDE	40,821	0	-	The variation is mainly due to: (i) the negative variation of the IPCA, which is the index used for the CDE payable. (3Q22 IPCA variation: -0.37%). It is noteworthy that there is no comparative value in 3Q21 due to the privatization of Eletrobras having been completed in June 2022, and only from that date onwards did CNPE Resolution No. added by the new electricity generation concession contracts pursuant to Law No. 14,182, of July 12, 2021.
Exchange Rate Change on Liabilities - Revitalization of the Watershed	11,843	0	-	The variation is mainly due to: (i) the negative variation of the IPCA, which is the index used for the CDE payable. (3Q22 IPCA variation: -0.37%). It is noteworthy that there is no comparative value in 3Q21 due to the privatization of Eletrobras having been completed in June 2022, and only from that date did CNPE Resolution No. 15, of August 31, 2021, which establishes the value added by the new electricity generation concession contracts pursuant to Law No. 14,182, of July 12, 2021.
Adjustment at Fair Value RBSE (Expense)	-6	-27,061	-100.0	The variation is mainly due to the following factors: (i) lower variation in the foreign currency quotation in the analyzed period of 2022 in relation to the same period of 2021, which mainly impacted loans payable in dollars. In 3Q22: from 5.2380 to 5.4066 and in 3Q21: from 5.0022 to 5.4394. Currently, 5% of the debt is indexed to the exchange rate (Contracted at USD 2.0626 for contract ECR 258/97 - BID 1051).
Other Financial Expenses	-28,618	-43,247	-33.8	The variation is mainly due to the following factors: (i) reduction of R$ 15 million in the Moratorium Fine on IRRF Payment, referring to the payment of IR (income tax) on JCP 2020 (interest on own capital), launched in 3Q21, which did not occur in 3Q22;
				(ii) reduction of R$9.4 million in IOF on Loans, posted on 08/31/2021; (iii) consolidation of the amount of R$ -8 million of MESA in 3Q22. In 2022, MESA recorded interest on PIS and COFINS installments (R$ - 2.9 million), R&D update - SELIC (R$ -697 thousand) and Adjustment to Present Value AVP (R$ - 4.1 million). In 2021, the impacts of monetary updates of the socio-environmental provision (IPCA) and environmental compensation (IPCA-E) were higher than the 2021 updates, reflecting the fall in the IPCA in the last quarter of 2022.
Financial Income	-534,229	-195,218	173.7
		-104,506
Equity Interests (Equity Method) - BRL Thousand	3Q22	3Q21	Variation (%)
Equity Interests (Equity Method)	209,863	252,041	-16.7	The variation is mainly due to: (i) negative impacts due to the following Companies:
   (a) Chapecoense Geração S.A. (R$ -41.8 million): negative variation is related to the recording of credits related to the Historic GSF in 2021, and this event did not occur in 2022;
   (b) Teles Pires Participações (R$ -18 million): negative variation mainly due to the increase in electricity costs and financial expenses;
   (c) Interligação Elétrica do Madeira S.A. (R$ -15.4 million): negative variation mainly due to the decrease in Remuneration Revenue from Concession Assets, reflecting the IPCA. In 2021, the IPCA was higher, compared to the same period in 2022;
(ii) Being partially offset by the positive impacts of the following Companies:
   (c) Empresa de Energia São Manoel (R$ 7 million);
   (d) Belo Monte Transmissora (R$7 million); and
				(e) MGE Transmissão (R$5.5 million).
Other Operating Revenues and Expenses - BRL Thousand	3Q22	3Q21	Variation (%)
Other Operating Revenues and Expenses	5,747	0	-	The variation is mainly due to the following factor: (i) Light Agreement: Reversal of the provision (R$ 62.8 million) versus the effective write-off of transferred assets (R$ -57 million). It is noteworthy that in June/22 a provision was constituted as an estimate of the amount to be written off, as the composition of the DIT's that served the Agreement with Light was still being determined. In 3Q22, the write-off was effected and the provision reversed.
		0
Income Tax and CCSL - BRL Thousand	3Q22	3Q21	Variation (%)
Current Income Tax and Social Contribution on Net Income (CSLL)	-203,447	-129,619	57.0	The variation is mainly due to the following factors: (i) Despite the increase in costs for the purchase of energy for resale and low consumption of gas for the year 2022, the provision for Impairment of Batalha/Santa Cruz was made, impacting the item in 72 million of Income Tax (Sep 2022) and 26 million of CSLL (Sep 2022), in addition to reversals of R$17 million of IR and R$6 million of CSLL; (ii) Due to the impairment of Mesa, the impact on the item was R$536 million of IR and R$193 million of CSLL against the reversal of R$161 million of IR and R$58 million of CSLL. These were the main movements that influenced the addition to the tax base in 3Q22 compared to 3Q21; There is still (iii) an increase in the Generation segment an increase in 2022 of 44 million.
Deferred Income Tax and Social Contribution on Net Income (CSLL)	184,283	-1,108,560	-116.6	The variation is mainly due to the following factors: (i) RAP (Annual Allowed Revenue) cycle review effect - (Sep/21) in the amount of R$ 865 million, and impairment of Santa Cruz in 2022 in the amount of R$ 104 million (September /22), Constitution of Impairment of Santo Antonio of R$141 million (Sep/22), Reversal of MESA Unsecured Liabilities of R$446 million. Additionally, (ii) the amount of R$ 2 million from MESA in 3Q22 refers to the amortization of deferred MESA liabilities - individual (CSLL R$ 548 thousand/IR R$ 1.5 million), related to the amortization of debentures capitalized in the Holding - MESA.
Minority interest - BRL Thousand	3Q22	3Q21	Variation (%)
Minority Interest	10,532	-8	131,750	The variation was mainly due to: (i) the effects of the consolidation of MESA, which led its minority shareholders' value to be consolidated in Furnas with greater impact on this item of R$ 10.5 million.

CHESF	DESCRIÇÃO	DESCRIÇÃO

Analysis of Financial Results

The Company presented financial results in 3Q22 that were 93.4% lower than in 3Q21, with total profits of R$ 3,633.8 million achieved in 3Q21 reduced to a profit of R$ 239 million in 3Q22, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue decreased 16.8% in 3Q22 year-over-year, moving from R$ 2,150.9 million in 3Q21 to R$ 1,788.8 million in 3Q22. It is important to note that the variations seen in each revenue account are described in detail below:

Gross Revenue - R$ thousand	3Q22	3Q21	Variation (%)	Analysis
Generation	1,105,667	1,028,401	7.5
Supply	26,811	65,571	-59.1	The variation observed is mainly due to: (i) 59 MW reduction in average electricity sold on the ACL (Free Market) in Sep/22, equivalent to approximately R$42 million, due to a change in strategy when compared to Sep/21;
				This effect was partially offset by: (ii) suspension of the payment of reimbursements of contracts for wind power availability in 2022 due to a delay in implementation of the constrained-off compensation methodology used in wind generators, defined by ANEEL through ANEEL REN 927/2021 and estimated at R$5.9 million.
Provision	249,138	177,639	40.2	The variation observed is mainly due to: (i) an increase of approximately 84 MW in average consumption from industrial clients on the period established under Federal Law 13,182/2015 in 3Q22 (approximately R$ 35 million), due to low consumption verified during the period by a consumer in the process of completing a contractual termination. This consumer’s energy was contracted by another consumer starting in June/2022, as provided for under Federal Law 13,182/2015.
Short-Term Energy (CCEE)	21,617	92,193	-76.6	The variation observed is mainly due to: (i) a reduction in PLD (Differences Settlement Price) from R$579.38/MWh (in 3Q21) to R$66.43/MWh (in 3Q22); and (ii) variation in the GSF from 51.21% (in 3Q21) to 75.04% (in 3Q22).
O&M Revenue - Renewed Plants - Federal Law 12.783/2013	808,101	692,998	16.6	The variation observed is mainly due to: (i) annual RAG (Annual Generation Revenue) adjustment of approximately 14% (R$82 million) in accordance with Homologation Resolution No. 3.068/2022 (2022-2023 cycle), and increase in CFURH in 3Q22 when compared to 3Q21 (approx. R$23 million) and in turn the associated taxation.
Transmission	1,085,020	1,440,029	-24.7
Revenue from operation and maintenance - Renewed Lines	524,766	356,155	47.3	The variation observed is mainly due to: (i) publication of Aneel homologation Resolution 3.067/2022, which provides for, among other aspects, a tariff adjustment for the 22/23 cycle (11.29%); (ii) a reduction of 64.95% in the value of PV between periods, in addition to the recognition of RAPs for small-scale reinforcements without previously established revenue for the 2022/2023 cycle.
Revenue from operations and maintenance	56,441	49,180	14.8	The variation observed is mainly due to: (i) publication of ANEEL homologation resolution 3,067/2022, which provides for, among other aspects, the effects of the periodic tariff review for 10 of the Company’s concession agreements, namely: 010/2007, 012/2007, 009/2011, 010/2011, 017/2011, 005/2012, 017/2012, 018/2012, 019/2012, 008/2011. RTP, which resulted in an R$18.7 million increase in RAP per cycle, representing an approximate increase of 19.97% in RAP;
				Additionally, (ii) there were effects from tariff adjustments for the 22/23 cycle with regards to remaining unrevised bidding contracts, as well as the recognition of RAPs for small-scale reinforcements without previously established revenue, which caused an increase in revenue in the amount of R$12.8 million for the 2022/2023 cycle;
Construction revenue	306,059	201,116	52.2	The increase is mainly due to re-estimates of the execution evolution of transmission projects in progress and ANEEL authorizations of RAPs for transmission projects related to contracts 017/2009 and 004/2010.
Contractual financial revenue - Transmission	197,754	833,578	-76.3	The variation observed is mainly due to: (i) a reduction in contractual revenue between the periods compared stemming from a decrease in inflation rates between the periods. The variation in IPCA (Broad Consumer Price Index) (2.38% in 3Q21 x -0.37% in 3Q22) and IGPM (2.05% in 3Q21 x 0.10% in 3Q22).
(ii) During the cycle, there was an increase in the value of contractual assets due to the positive effects of the periodic tariff review performed on the Company’s 10 concession contracts, (010/2007, 012/2007, 009/2011, 010/2011, 017/2011, 005/2012, 017/2012, 018/2012, 019/2012, 008/2011), which totaled R$225 million; (iii) recognition of the tariff adjustment in remaining concession contracts, which totaled R$141 million.
				Growth in the value of the transmission assets was not sufficient enough to generate a positive variation in contractual revenue, considering that in 2021 there was a reprofiling of the complementary consideration for Ke in RAPs related to RBSE (Basic Network of the Existing System) and finalization of BRR inspection.
Other Revenue	19,032	13,601	39.9	The variation observed is mainly due to: (i) a R$3.7 million increase in revenue from telecommunications services; (ii) a R$0.7 million increase in miscellaneous revenue; (iii) a R$0.7 million increase in revenue from engineering services; and (iv) a R$0.3 million increase in revenue from the provision of services.
Deductions from Operating Revenue	-420,879	-331,115	27.1	The variation is mainly due to: (i) a R$28.6 million increase in CFURH between the dates compared; (ii) a R$9.7 million increase in PROINFA between the dates compared; (iii) a R$8.2 million increase in ICMS between the dates compared; (iv) a R$16.4 million increase in CDE between the dates compared; (v) a R$32.3 million increase in PIS/COFINS between the dates compared; (vi) reduction in P&D/TFSE between the dates compared of R$9.7 million. These results were partially offset by (vii) a R$15.1 million reduction in RGR between the dates compared.
ROL	1,788,840	2,150,916	-16.8

Operating Costs and Expenses

Operating Expenses and Costs increased by 50% in 3Q22 year-over-year, moving from R$ 1,158.7 million in 3Q21 to R$ 1,735.6 million in 3Q22, with the variation described below:
	-1,735,579	-1,158,673	49.8
PMSO - R$ thousand	3Q22	3Q21	Variation (%)	Analysis
Personnel	-253,424	-147,079	72.3	The variation observed is mainly due to:
(i) application of ACT 2022 (Collective Labor Agreement) with a 12.13% increase in the amount of R$65 million on the quarter which impacted, among other accounts:
(a) Salaries, R$13.2 million; (b) Vacation Pay, R$18.8 million (partly due to the R$15 million in ACT and registration of the HCM (Human Capital Management) adjustment creditor effect totaling R$3.8 million in 3Q21); (c) end-of-year bonus (‘13th salary’) totaling R$1.3 million;

Other increases in: (ii) Social Security, totaling R$11.7 million; (iii)  R$3.4 million in FGTS Contributions; (iv) R$8.3 million in Risk Premium and other bonuses; (v) Food Allowance, totaling R$7.3 million;

Additionally, (vi) in 3Q21, there was a reversal in PLR of R$62 million, without a comparative figure for 3Q22;

				These effects were partially offset by: (vii) increased allocation of personnel as part of a R$25 million investment.
Materials	-11,852	-7,154	65.7	The variation observed is mainly due to: (i) expenses related to operational maintenance material totaling R$1.1 million; (ii) R$1.1 million in expenses related to fuels and lubricants; and (iii) R$2.2 million in expenses for parts and accessories used in fleet maintenance related to the company's own operations.
Services	-82,436	-69,790	18.1	The variation observed is mainly due to: (i) a R$5.1 million increase in maintenance services for operating assets; (ii) R$2.6 million in cargo transport; (iii) R$2.9 million in monitoring services; (iv) R$2.7 million in expenses for contracted labor; (v) R$0.8 million in property and facility cleaning and maintenance services, which was partially offset by (vi) a R$1.9 million reduction in expenses related to utilities and services.
Other	-130,571	-87,974	48.4
Donations and contributions	-1,143	-1,755	-34.9	No relevant variations.
Other operating expenses	-129,428	-86,219	50.1	The variation observed is mainly due to: (i) a R$22.4 million increase in expenses related to retirement benefits due to an increase in the cost of interest for the BD benefits plan; and (ii) a R$24 million increase in compensation for loss damages related to the review of invoices recorded by the legal department.
TOTAL PMSO	-478,283	-311,997	53.3
		-166,286
Operating Costs - R$ thousand	3Q22	3Q21	Variation (%)
Energy Purchased for Resale	-67,803	-254,077	-73.3	The variation observed is mainly due to: (i) an average reduction of 143 MW in energy purchased for resale in September/2022 when compared to September/2021, due to a change in the company's strategy for the purchase of energy for resale.
Charges Related to Use of the Electric Grid	-254,411	-219,549	15.9	The variation observed is mainly due to: (i) an adjustment of approximately 15.09% in TUST (Tariff for the Use of the Transmission System) established under ANEEL Homologation Resolution No. 3,066/2022 (2022-2023 cycle), in addition to (ii) a reduction of tax credits in 2022 that exceeded 2021 rebates by approximately R$4.33 million.
Construction Expenses	-264,992	-219,927	20.5	The variation observed mainly stems from the following factors: (i) construction costs for the periods is directly related to the expenses incurred (adjusted and allocated) in ongoing transmission investment associated with concession agreements.

Depreciation and Amortization	-47,490	-22,844	107.9	The increase is mainly due to the start of amortization of intangibles arising from the new concession contracts for the plants contemplated by Law No. 14,182/2021 - Law for the privatization of Eletrobras. The new concession contracts, which exploration regime provided for in the original contracts was Independent Energy Production - PIE, will be amortized on a straight-line basis, between July 2022 and June 2052. The new concession contracts, which regime was of quotas of physical guarantee, will be amortized, between January 2023 and June 2052, in proportion to the reduction in the percentage of physical guarantee quotas established by CNPE Resolution No. 015/2021.)
TOTAL Operating Costs	-634,696	-716,397	-11.4
		81,701
Operating Provisions - R$ thousand	3Q22	3Q21	Variation (%)
Operating Provisions	-622,600	-130,279	377.9	Provisions in 3Q22 are made up as follows: (i) record of a provision of R$ 587.5 million referring to the risk reclassification of the lawsuit filed by Energia Potiguar, for the payment of indemnification due to the losses caused by the alleged delay in the delivery of the 230 kV transmission line Extremoz II – João Câmara II, part of the Concession Agreement No. 019/2010; (ii) provision for allowance doubtful accounts in the amount of R$25.2 million, mainly referring to a provision for accounts receivable from consumers and concessionaires; (iii) K-factor, reversal of R$15.4 million due to process correction, partly by the IGPM, due to the reduction in the update rate; (iv) other civil, tax and labor provisions in the amount of R$38.9 million, mainly for the CBPO process; (v) provision for an onerous contract of R$23.2 million in 2022, due to the provision for a commercialization contract with Jirau; (vi) and reversal of impairment of R$36.9 million referring to the following CGUs: Casa Nova A; Casa Nova II; Casa Nova III and Pindaí Complex; Funil and Pedra.
		-492,321
Regulatory Remeasurement - Transmission - R$ thousand	3Q22	3Q21	Variation (%)
Effects of Tariff Reviews	225,369	2,942,521	-92.3	The variation is mainly due to: (i) recognition, in 3Q22, of the positive effects of the periodic tariff review of 10 concession contracts tendered, namely: 010/2007, 012/2007, 009/2011, 010/2011 , 017/2011, 005/2012, 017/2012, 018/2012, 019/2012, 008/2011; (ii) In 3Q21, there was a remeasurement of the concession asset related to RBSE, due to: a) reprofiling of the financial component of RBSE (Basic Network of the Existing System), which reduced the payment curve of amounts related to the periodic review of RAP (Annual Allowed Revenue) associated with transmission facilities for the cycles 2021/2022 and 2022/2023 and increase in the flow of payments in cycles after 2023, extending such installments until the cycle 2027/2028, preserving, however, the remuneration for the cost of equity (Ke) for the RBSE; and b) complementary recognition of the cost of equity (Ke), as, in 2020, ANEEL had only approved the IPCA correction of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE injunction. This effect in 3Q21 was R$2.9 billion. There is a discussion on this topic of reprofiling in progress at Aneel and as there is still no decision, there was no change in this reprofiling in the current cycle of 22/23.

Financial Results - R$ thousand	3Q22	3Q21	Variation (%)
Financial Revenue	94,016	277,300	-66.1
Investment Income	54,219	16,836	222.0	The variation is mainly due to: (i) movement of extra-market funds in which the Company invests its availability. These funds are basically made up of government bonds, which indexes (IPCA+2026 plus 5.62% per annum; IPCA+ 2032 plus 5.89% per annum; IPCA+ 2055, 5.94% per annum, among others) showed significant increases , causing this expressive profitability in our papers. It should be noted that the salary base was higher in 2022, when compared to 2021.
Late Payment Fees	1,885	4,186	-55.0	The variation observed is mainly due to updating of the balance of overdue client invoices.
Active Adjustment for Inflation	32,300	242,593	-86.7	The variation observed is mainly due to: (i) updating of the negative IRPJ/CSLL balance (+R$14.5 million); (ii) updating of PIS/COFINS proceedings (+R$3.4 million); (iii) registration of updated court deposits (-R$229 million) due to the new methodology adopted with the implementation of the BENNER legal solution system in 3Q21.
Other Financial Revenue	5,612	13,685	-59.0	The variation observed is mainly due to: (i) reimbursement of fines in the amount of -R$7.1 million.
Finance Expenses	-263,877	-33,072	697.9
Debt Charges - Loans and Financing	-17,841	-21,116	-15.5	The variation observed is mainly due to: (i) a reduction in interest on loans and financing (+R$3.2 million).
Debt Charges - Obligations with CDE	-233,188	0	-	The variation is mainly due to: (i) appropriation of interest installments of July, August and September/22 on the balance of CDE payable (Energy Development Account), which is being accounted for as IPCA + WACC of 7.6% , as established by Law 14,181/21 and CNPE Resolution 15/2021, which dealt with the privatization of Eletrobras and the signing of new concession contracts.
Debt Charges - Revitalization of Watershed	-37,257	0	-	The variation is mainly due to: (i) appropriation of interest installments of July, August and September/22 on the balance of Revitalization Projects payable, which is being accounted for as IPCA + IPCA + WACC of 5.67%, as established by Law 14,181/21 and CNPE Resolution 15/2021, which dealt with the privatization of Eletrobras and the signing of new concession contracts.
Charges - Leasing	-55	-55	0.0	No variation.
Charges on Shareholders’ Compensation	-28,481	0	-	The variation observed is mainly due to: (i) registration of interest for remuneration provided to shareholders (dividends payable) due to the SELIC variation of 8.89%.
Inflation Adjustment on Liabilities	-2,166	-3,997	-45.8	The variation observed is mainly due to: (i) a R$5 million reduction in updated debentures for SPE Extremoz Transmissora, which was incorporated into Chesf. This amount is partially offset by (ii) a R$2.7 million increase in updated court deposits due to BENNER adjustment; and (iii) a R$0.4 million increase in adjustment for inflation in loans.
Exchange Rate Change on Liabilities - Obligations with CDE	45,831	0	-	The variation observed is mainly the result of the following factors: (i) update of obligations with CDE (Energy Development Account); (ii) negative variation in the IPCA, which is the index used for CDE payable. (IPCA Variation in 3Q22: -0.37%). It is important to note that a comparative figure is not available for 3Q21 due to the privatization of Eletrobras having being completed in June 2022. It was only on that date that CNPE Resolution No. 15, of August 31, 2021, was amended, which establishes the value added by new electricity generation concession contracts entered into under the terms of Federal Law No. 14,182, of July 12, 2021.
Exchange Rate Change on Liabilities - Revitalization of the Watershed	18,022	0	-	The variation observed is mainly the result of the following factors: (i) updating of obligations for the São Francisco project; (ii) negative variation in IPCA, which is the index used for CDE payable. (IPCA Variation in 3Q22: -0.37%). It is important to note that a comparative figure is not available for 3Q21 due to the privatization of Eletrobras having being completed in June 2022. It was only on that date that CNPE Resolution No. 15, of August 31, 2021, was amended, which establishes the value added by new electricity generation concession contracts entered into under the terms of Federal Law No. 14,182, of July 12, 2021.
Other Financial Expenses	-8,742	-7,904	10.6	The variation observed is mainly due to: (i) a R$0.3 million reduction in fines on taxes; (ii) a R$2.8 million reduction in fines on notices of deficiency, which was offset in part by: (iii) an increase in financial expenses with the adjustment of unused R&D balance in the amount of R$3.9 million.
Financial Results	-169,861	244,228	169.6
		-414,089
Equity Interests (Equity Method) - BRL Thousand	3Q22	3Q21	Variation (%)
Equity Interests (Equity Method)	43,040	82,548	-47.9	The variation observed is mainly due to: (i) negative impacts stemming from the following Companies:
  (a) worsening in the negative results for SPE Norte Energia at a total of R$29.4 million due to the increase in the cost of energy purchased in 3Q22;
  (b) worsening in SPE EAPSA's results at a total of R$18.2 million, mainly due to renegotiation of GSF that positively impacted the results for 3Q21, and in 3Q22 there was recognition of depreciation adjustments from previous years;
  (c) worsening in results for SPE IE Madeira at a total of R$15.4 million due to reduced in contractual revenue affected by IPCA variation; and
  (d) worsening in results for SPE STN at a total of R$13.3 million due to the variation in IPCA for contractual revenue.

				(ii) These results were partially offset by the positive impacts of the improved results presented by SPE IE Garanhuns, which totaled R$33 million and resulted from revenue stemming from RTP registered in 3Q22.
		#N/D
Income Tax and CSLL - R$ thousand	3Q22	3Q21	Variation (%)
Current Income Tax and Social Contribution on Net Income (CSLL)	-173,924	233,277	174.6	Variation occurred mainly due to the writing off of GSF in July/2021, which resulted in tax losses for the period 2021 and a reversal of IRPJ and CSL provisions in 2021.
Deferred Income Tax and Social Contribution on Net Income (CSLL)	134,277	-690,484	-119.4	Variation occurred mainly due to the negative effect on RBSE in 2022, which resulted from a negative IPCA inflation index, in addition to the negative effect of the publication of REH ANEEL 3,067/2022
Tax Incentives	127,069	-170,496	174.5	Variation was mainly the result of the writing off of GSF in July/2021, which resulted in tax losses for that year. Without a positive tax base, there were no registered incentives for the 2021 accounting period. Incentives were therefore reversed during the reference quarter from 2021.

ELETRONORTE	0

Analysis of Financial Results

The Company presented financial results in 3Q22 that were 109.8% lower than in 3Q21, with total profits of R$ 3,867 million in 3Q21 to a loss of R$ 380 million in 3Q22, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue decreased 10.8% in 3Q22 year-over-year, moving from R$ 2,687 million in 3Q21 to R$ 2,397 million in 3Q22. Variations seen in each revenue account are described in detail below:
	27	237	-210
Gross Revenue - R$ thousand	3Q22	3Q21	Variation (%)	Analysis
Generation	2,321,696	2,449,390	-5.2
Supply	1,837,022	1,945,814	-5.6	Variation was mainly the result of the following factors:

Within the ACL (Free Market):
(i) a R$136 million reduction in sales from Tucuruí HPP (3Q21 R$719 million X 3Q22 R$583 million), due to a 26% reduction in the price of energy sold (3Q21 R$193.76/MWh X 3Q22 R$142.47/MWh);
(ii) a R$4 million increase in revenue from sales at Samuel HPP (3Q21 R$45 million X 3Q22 R$49 million) due to a 12% increase in Contract Prices (3Q21 R$247.23/MWh X 3Q22 R$277.61/MWh).

Within the ACR (Regulated Market):
(i) a R$35 million increase in revenue from the sale from PIEs (Independent Energy Producers) in the capital (3Q21 R$629 million X 3Q22 R$664 million) to the distributor Amazonas Energia, due to a 6% increase in Contract Prices linked to the IGPM (3Q21 R$877.99/MWh X 3Q22 R$921.07/MWh);
(ii) a R$1 million increase in revenue from the sale of PIEs located in interior regions (3Q21 R$22 million X 3Q22 R$23 million) to the distributor Amazonas Energia, due to a 10% increase in the amount of energy sold (3Q21 7.26 MWm X 3Q22 7.96 MWm);
(iii) a R$1 million increase in sales from Balbina HPP (3Q21 R$121 million X 3Q22 R$122 million) due to a 1% increase in contract prices (3Q21 R$345.45/MWh X 3Q22 R$349.69/MWh);
				(iv) a R$13 million reduction in sales from TPP Mauá and TPP Aparecida thermal power plants (3Q21 R$406.5 million X 3Q22 R$393.5 million) due to a 27% reduction in the volume of energy sold (3Q21 782.94 MWm X 3Q22 572.93 MWm), due to the plants’ thermal power being dispatched only during periods of inflexibility.
Provision	420,294	392,614	7.1	Variation was mainly the result of the following factors:
(i) a R$27.2 million increase in Albras' revenue due to adjustment of the base price and variations in parameters defined under the contract and used to calculate the final selling price: price of Aluminum, the Dollar and Sector Fees.
    (a) updating of the base price using IGP-M (General Market Price Index) totaling 15% in MAY/22, moving from R$177.92/MWh to R$204.00/MWh;
    (b) 2% decreased in the average price of aluminum (US$2,501.31 3Q21 X US$2,471.84 3Q22);
    (c) positive variation of 0.4% in the average conversion rates for the dollar (3Q21 R$5.22/US$ X 3Q22 R$5.25/US $).
				(ii) positive variation of R$500 thousand due to a 9% adjustment in the price for remaining sales contracts at Tucuruí HPP (3Q21 R$220.78/MWh X 3Q22 R$241.21/MWh).
Short-Term Energy (CCEE)	53,702	101,364	-47.0	Variation seen mainly in relation to the Tucuruí, Samuel and Curuá-Una Hydraulic Plants, is due to:
				(i) a 12% increase in energy sold through bilateral contracts (3Q21 2,672 MWavg X 3Q22 2,990 MWavg), which was partially offset by: (ii) an 89% reduction in PLD (3Q21 R$516.95/MWh X 3Q22 R$57.17/MWh), even with a 23% increase in seasonally adjusted physical energy guarantees post-GSF (3Q21 2,525MWavg X 3Q22 3,100MWavg).
O&M Revenue - Renewed Plants Federal Law 12.783/2013	10,678	9,598	11.3	The variation is mainly due to: (i) 11.3% adjustment in the RAG in July 2022.
Transmission	555,574	733,242	-24.2
Revenue from operation and maintenance - Renewed Lines	253,521	176,769	43.4	The variation observed is mainly due to: (i) a R$114.0 million increase in invoiced revenue (2022 R$570.7 million x 2021 R$456.7 million) mainly due to a 22% adjustment in the RAP for contract 058/2001 under Homologation Resolution 3067/2022, which entered into effect in July/2022;

(ii) R$62.5 million reduction due to increased amortization resulting from 2022 tariff adjustments (R$239.1 million in 2021 x R$301.6 million in 2022) - Homologation Resolution 3.067/2022;

				(iii) The positive difference of R$25.0 million is due to a increased O&M revenue renewed in 2021 being included in accounting records. This is due to the exchange of lines between renewed and non-renewed O&M; however, the total O&M revenue is correct.
Revenue from operations and maintenance	87,929	113,207	-22.3	The variation observed is mainly due to: (i) a R$11.1 million increase in invoiced revenue due to tariff adjustments under Homologation Resolution 3067/2022, which entered into effect in July/2022;

(ii) R$11.5 million million reduction due to increased amortization resulting from tariff adjustments (73.7 million in 2021 x 85.2 million in 2022);

				(iii) The negative difference of R$25.0 million is due to a increased O&M revenue renewed in 2021 being included in accounting records. This is due to the exchange of lines between renewed and non-renewed O&M; however, the total O&M revenue is correct.
Construction revenue	93,259	4,804	1,841.3	The increase is mainly due to: (i) re-estimates of progress in the execution of transmission projects in progress, mainly related to contract 004/2011, R$47,099. (ii) Reestimations in the second quarter of 2021 resulted in a negative adjustment of R$36,036.)
Contractual financial revenue - Transmission	120,865	438,462	-72.4	The variation observed is mainly due to:
(i) a R$136.3 million reduction in RBNI financial income, which was particularly due to:
   (a) a R$147.0 million reduction in adjustment for inflation stemming from the deflation observed in relation to the same period during the previous year (IPCA 2022 -0.37% x IPCA 2021 2.38%); (b) R$10.7 million increase in financial revenue due to an increase in the RBNI base (2022 - R$6.0 million x 2021 - R$5.3 million).

(ii) a reduction of R$181.3 million in RBSE financial revenue due to:
   (a) a reduction of a R$132.4 million in the adjustment for inflation for RBSE due to the deflation observed in relation to the same period during the previous year (IPCA 2022 -0.37% x IPCA 2021 2.38%);
   (b) a reduction of R$51.3 million due to the adjustment for inflation in the RBSE component of contract 058/2001 as part of Tariff Adjustments (Homologation Resolution 3.067/2022); and
				(c) a R$2.4 million increase in financial revenue due to an increase in the RBSE base (2022 - R$5.0 million x 2021 - R$4.9 million).
Other Revenue	153,133	137,817	11.1	The variation observed is mainly due to: (i) a R$45.1 million increase in the following accounts: (a) R$26.9 million in CDE; (b) R$16 million in Proinfa; (c) R$2.2 million in remaining accounts.

				In contrast, (ii) there was a reduction of R$29.8 million in the following accounts: (a) R$23.8 million in O&M Services (reduction of R$28 million in Eletronorte’s O&M contract); (b) R$2.7 million in Telecom; (c) R$2.1 million in Disposal resulting from reclassification; and (d) R$1.2 million in Rental Leases.
Deductions from Operating Revenue	-633,306	-633,110	0.0	The variation observed is mainly due to:
(i) a R$57 million increase in the following accounts: (a) R$35.3 million in PIS/PASEP/COFINS; (b) R$13.3 million in Proinfa; (c) R$5.6 million in CDE; (d) R$2.6 million in P&D; (g) R$181 thousand in ISS and other accounts.

				Conversely, there was (ii) a R$56.9 million reduction in the following accounts: (a) R$51 million in ICMS; (b) R$2.4 million in RGR; (c) R$1.8 million in CFURH; (d) R$1.7 million in TFSEE.
ROL	2,397,097	2,687,339	-10.8

Operating Costs and Expenses

Operating expenses and costs increased by 211% in 3Q22 year-over-year, moving from R$ 1,971 million in 3Q21 to negative R$ 2,195 million in 3Q22. The variation seen in each expense account is described below:
	#N/D	#N/D	-
PMSO - R$ thousand	3Q22	3Q21	Variation (%)	Analysis
Personnel	-331,961	-291,877	13.7	The variation is mainly due to:
(i) Increase of R$84.8 million in payroll.
Formed by the variation of:
(a) R$23.9 million of retroactive payments of ACTs (Collective Labor Agreements). On what:
(a.1) the variation of R$16.2 million is retroactive from months prior to the quarter (non-recurring in the quarter);
(a.2) the variation of R$7.6 million is retroactive for months in the quarter (recurring in the quarter);

(b) R$60.8 million in the quarter's payroll, mainly impacted by:
(b1) R$33.8 million in direct compensation;
(b2) R$12.9 million in vacations;
(b2) R$10.8 million in social security contributions.

(ii) Reduction of R$44.4 million in payroll provisions.
At the time of approval of the ACT, accounting makes a provision for the payroll of the amounts that will be paid for increase and retroactive. With the payment of the amounts, the provision is reversed.
				The provision in 2021 was R$20.8 million and the reversal in 2022 was R$23.6 million.
Materials	-22,742	-12,369	83.9	The variation observed is mainly due to:
(i) increase of R$7.3 million in direct acquisition of operating maintenance materials.
The value in 2021 was lower due to accounting reclassification of materials that would be used for an R&D project that had been canceled. The materials, initially considered to be an expense, were reclassified to the inventory account as assets.
(ii) R$2 million increase in fuels and lubricants (except for production);
(iii) R$1 million increase in parts and accessories for fleet maintenance;
(iv) R$900 thousand increase in administrative and business materials; and
				(v) reduction of R$700 thousand in workplace safety and health materials.

Services	-103,639	-80,706	28.4	The variation observed is mainly due to an increase in the following expenses:
(i) increase of R$15.3 million in the maintenance of operating assets due to: (a) R$5.3 million increase related to Operational Intelligence Services and Execution of Maintenance Services, with the supply of materials, equipment, tools and specialized services at UTE Aparecida, a contract in force since 2020, but without any corresponding activity in 2021 during the same period; (b) R$3.6 million increase related to long-term maintenance at UTE Mauá 3; (c) R$2.5 million increase related to the supply of Scheduled Parts, Miscellaneous Parts and Logistics Support at UTE Mauá 3.
(ii) increase of R$4.9 million in technical IT services due to the reimbursement of expenses paid by the Holding for contracts in which Eletronorte has a percentage equity interest;
(iii) an increase of R$4.2 million for environmental services, ; (iv) an increase of R$4 million for maintenance of buildings and office equipment; (v) an increase of R$3.1 million for communication link services; (vi) an increase of R$3 million for driver services; (vii) an increase of R$2.7 million for transportation services; (viii) an increase of R$2.1 million for contractors; (ix)  an increase of R$2.1 million for security and surveillance; (x) an increase of R$2 million for maintenance of easements and access roads (xi) an increase of R$1.8 million for consulting; and (xii) an increase of R$1 million for airfare within Brazil.

				Conversely, there was (xii) an increase in Cofins and Pasep loans, of R$19.2 million and R$4.2 million, respectively. These accounts are used for deductions, and their increase reduces the group’s paid-in capital.
Other	-92,577	-58,993	56.9
Donations and contributions	-8,371	-1,512	453.6	The variation observed is mainly due to (i) the paying in of R$7 million in CEPEL contributions. In 2021, there was a reduction of R$5.3 million in expenses related to CEPEL contributions, since there were no contributions that exceeded the percentage established under Law No. 9.991/2000, which is 0.4% of net operating revenue.
Other operating expenses	-84,206	-57,481	46.5	The variation is mainly due to: (i) an increase of R$ 35.6 million in other operating expenses, resulting from adjustments made to the service agreement entered into by Eletronorte with the SPE.
This was partially offset by: (ii) a R$5.7 million reduction in insurance for facilities, equipment and inventories; and
				(iii) a R$3 million reduction in the rental of generator sets.
TOTAL PMSO	-550,919	-443,945	24.1

Operating Costs - R$ thousand	3Q22	3Q21	Variation (%)
Energy Purchased for Resale	-78,684	2,761,409	102.8	The variation observed is mainly due to (i) increase of R$3.03 billion due to the establishment of a cost recovery account, which occurred in 2021, and for which a counterperformance was not provided in 2022, as a result of renegotiation of the hydrological risk occurring in 3Q21. This risk was recorded at the time as the recovery of an expense resulting from Res Aneel 2.932/21, which approved the extension period for hydroelectric plants;
(ii) reduction in exposure to MCP (Short-term Market) totaling R$186.2 million due to a 46% reduction in GSF (3Q21 0.51 and 3Q22 0.75);
(iii)  a R$54.1 million increase in tax credits (PIS,COFINS and PASEP) and the lease to be recovered, which are accounted for as offsetting expense accounts;
Conversely, there was: (iv) a R$46.2 million increase in costs for purchase contracts in the Amazon, which resulted from a contractual adjustment for PIEs based on the IGP-M;
				(v) start of the effective period for the power purchase agreement entered into with the trader Tempo, which totaled R$5 million.
Charges Related to Use of the Electric Grid	-242,759	-207,464	17.0	The variation observed is mainly due to:
(i) an increase of R$33.9 million in the Usage Fee for the Power Transmission Grid; and
				(ii) increase of R$1.3 million in the Usage Fee for the Electricity Distribution Network.
Construction Expenses	-25,911	-40,646	-36.3	The variation observed is mainly due to: (i) a reduction of R$19.4 million in construction expenses for several contracts (reductions of R$10.0 million for contract 007/2008, R$4.3 million in 058/2011, R$3.5 million in 001/2009 and R$1.5 million in 012/2009);
				This variation was partially offset by: (ii) an increase of R$4.7 million in construction expense for contracts 004/2011 (responsible for R$3.2 million), 010/2009 (1.0 million) and 021/2009 (0.4 million).
Fuel	-663,716	-616,830	7.6	The variation observed is mainly due to: (i) a reduction of R$161.4 million in expenses involving the purchase of Fuel for the production of electricity (Natural Gas), which in 3Q22 were 21.42% lower than the expenses for 3Q21 mainly due to 28.25% reduction in the generation of energy at TPPs that consume natural gas imposed by ONS due to the high levels present in the reservoirs for the Hydroelectric Power Plants (HPP) located within the Submarket for the Northern Region. These levels resulted in dispatches from the the Northern Subsystem’s HPP being prioritized in comparison to thermal plants that present inflexibility in their contracts and use fuel in their operations.
*We also wish to highlight that in 3Q22, the presence of ICMS in the total cost of natural gas was also reduced in compliance with State Decree No. 56.973/2022, which resulted in the price of natural gas to be reduced by an average of -7.0%. When annual adjustment of the contract price is considered, there was a price difference of 1.34% between 3Q21 and 3Q22; and
(ii) a reduction of R$44.5 million related to the reversal of ICMS on sales of energy produced by UTE Mauá 3 due to the consumption of natural gas. The reversal occurs because sales are made outside the state of AM and therefore exempt from ICMS;

In a contrary manner, there was: (iii)  an increase of R$140.9 million related to the ancillary natural gas expenses due to the effect of adjustment of the price of natural gas for the period, as well as an increase in the volume of natural gas that was no longer consumed due to a 22.83% reduction in the consumption of natural gas of the TPPs. Natural gas that was no longer consumed in production of electricity therefore generated the obligation to make increased Ship or Pay payments.
*We wish to emphasize that this expense is not affected by reductions in ICMS, since it is not characterized as a circulation of goods but rather as a contractual financial obligation; and
				(iv) a R$111.8 million increase related to the tax credits (PIS/COFINS) from the Tucuruí HPP during the period, which were incorrectly classified without a counterperformance in 2022.
(-) Expenses Recovered - Subsidy Received	353,493	306,092	15.5	The variation observed is mainly due to: (i) revenue increase of 4.46% from CCC (Fuel Consumption Account) due to the effect of adjustment of the price of natural gas for the period, which was adjusted at an average of 9.21%, as well as increased volumes of natural gas stemming from ancillary expenses (Ship or Pay Transport and Margin) incurred during that period.
Depreciation and Amortization	-366,347	-120,773	203.3	The increase is mainly due to the start of amortization of intangibles arising from the new concession contracts for the plants contemplated by Law No. 14,182/2021- Law for the privatization of Eletrobras. The new concession contracts, which exploitation regime provided for in the original contracts was for Independent Energy Production - PIE, will be amortized on a straight-line basis, between July 2022 and June 2052. The new concession contracts, which regime was of quotas of physical guarantee, will be amortized, between January 2023 and June 2052, in proportion to the reduction in the percentage of physical guarantee quotas established by CNPE Resolution No. 015/2021.
TOTAL Operating Costs	-1,023,924	2,081,788	149.2

Operating Provisions - R$ thousand	3Q22	3Q21	Variation (%)
Operating Provisions	-620,407	333,333	286.1	The constitution of the provision in 3Q22 is mainly due to:

(i) Allowance for doubtful accounts, in the total amount of R$478.5 million, with emphasis on: a) Provision of R$397.5 million referring to bills overdue in 1Q22 for current energy supply from Amazonas Energia, which completed 180 days and had a significant adjustment in the provisioned amount; b) Provision of R$ 88.6 million referring to the updating of debts already renegotiated by Amazonas Energia (ICDs), but not paid, and c) Reversal of R$ 8.7 million referring to Transmission invoices.

(ii) Provision for Contingencies of R$ 140.3 million, with emphasis on: a) Civil Provisions: R$ 125.8 million, which were impacted in particular by the risk assumption of SPE Amapari's lawsuits (R$ 34.9 million) and the monetary restatement of the Cetenco process due to the agreement concluded (R$ 27.5 million); b) Provisions for Land Processes: R$ 7.9 million; c) Labor Provisions: R$ 5.0 million; d) Regulatory Provisions: R$ 1.3 million.

				(iii) Other provisions impacted the quarter by R$1.6 million.

Regulatory Remeasurement - Transmission - R$ thousand	3Q22	3Q21	Variation (%)
Effects of Tariff Reviews	21,890	312,819	-93.0	The variation is due to the adjustments that were made in different transmission contracts:
				(i) In 2022, the tariff adjustment made in contracts 012/2011 (R$10.1 million), 013/2011 (R$3.2 million) and 014/2012 (R$8.5 million) comprising the amount total of R$ 21.9 million; (ii) In 3Q21, there was a remeasurement of the concession asset related to RBSE, due to: a) reprofiling of the financial component of RBSE, which reduced the payment curve of amounts related to the periodic review of RAP associated with transmission facilities for the cycles 2021/2022 and 2022/2023 and increase in the flow of payments in cycles after 2023, extending such installments until the cycle 2027/2028, preserving, however, the remuneration for the cost of equity (Ke) for the RBSE; and b) complementary recognition of the cost of equity (Ke), given that, in 2020, ANEEL had only approved the IPCA correction of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE injunction. This effect in 3Q21 was R$312.8 million. There is a discussion on this topic of reprofiling in progress at Aneel and as there is still no decision, there was no change in this reprofiling in the current cycle of 22/23.

Financial Results - R$ thousand	3Q22	3Q21	Variation (%)
Financial Revenue	208,973	162,640	28.5
Investment Income	60,618	33,591	80.5	The variation observed is mainly due to: (i) a higher return on investments, with the following results for 3Q22: 3.92% x 3Q21: 0.69%, which was partially offset by; (ii) a reduction in the cash balance for the month (balance for Sep/22 of R$1.4 billion x Sep/21 of R$4.4 billion).
Late Payment Fees	159,185	57,166	178.5	The variation seen is mainly due to: (i) a R$79.7 million increase related to the updating of the renegotiated debt encumbrances (which has not been paid in full) with Amazonas Energia (CCD ICD of 2019, ICD PIE for the years 2020 and 2021), without counterperformance for 3Q21; and (ii) an increase of R$25.3 million in default on the Roraima debt, CGT – Eletrosul, CEA and Others, without a counterperformance in 3Q21. Payment for the CEA contract was provided by Equatorial in September/22.
Other Financial Revenue	2,044	81,176	-97.5	The variation was mainly the result of the following factors: (i) the amount of R$66.1 million refers to monitoring of monthly reimbursed benefits for the Fuel Consumption Account – CCC managed by Eletrobras, which were paid to Eletronorte from July 30, 2009 to June 30, 2016, paid in in 2021 and without a corresponding counterperformance in 2022; and (ii) the amount of R$13 million refers to reimbursement for the economic impact of Covid according to RES 141/2020 - Renegotiation of the Agreements executed with the company Mega Comercializadora de Energia Elétrica Ltda, also without a counterperformance for 2022.
(-) Taxation on Financial Revenue	-12,874	-9,293	-38.5	The variation observed is mainly due to: (i) reclassification of the collection of PIS/COFINS on financial revenue, and the counterperformance for 2021 was recorded in the group for monetary gain.
Finance Expenses	-948,216	-30,671	2,991.6
Debt Charges - Loans and Financing	-133,629	-100,431	33.1	The variation seen is mainly due to: (i) an increase of R$16.7 million in debt encumbrances with Eletrobras; (ii) an increase of R$9.2 million in encumbrances for other debts; and (iii) an increase of R$7.2 million in commission charges and fees with Eletrobras.
Debt Charges - Obligations with CDE	-166,315	0	-	The variation is mainly due to: (i) appropriation of interest installments of July, August and September/22 on the balance of CDE payable, which is being accounted for as IPCA + WACC (7.60% per annum), as established by Law 14,181/21 and CNPE Resolution CNPE 015/2021, which dealt with the privatization of Eletrobras and the signing of new concession contracts.
Debt Charges - Revitalization of Hydro Basins.	-31,402	0	-	The variation is mainly due to: (i) appropriation of interest installments of July, August and September/22 on the balance of Revitalization Projects payable, which is being accounted for as IPCA + IPCA + WACC ( 5.67% pa), as established by Law 14,181/21 and CNPE Resolution CNPE 015/2021, which dealt with the privatization of Eletrobras and the signing of new concession contracts.
Charges - leasing	-130,840	-106,722	22.6	The variation observed is mainly due to: (i) an increase in the balance subject to accounting for Leasing Agreements (IFRS 16). With an emphasis on the PIEs contracted for Amazon (in this account the interest components and adjustments for thermal leasing contracts in the Amazon are accounted for), the value of is updated annually under the IGP-M.
Charges on Shareholders’ Compensation	-49,731	-8,374	493.9	The variation seen is mainly due to: (i) adjustment for 2021 dividends payable through the SELIC rate well above that seen during the same period last year (3Q22 - 3.31% X to 3Q21 - 1.24%).
Liabilities Related to Adjustment for Inflation	-26,314	-13,736	91.6	The variation observed is mainly due to:
(i) a reduction of R$81.8 million in:
   (a) R$70 million in Debt Encumbrances - Debt Renegotiation, R$23 million of which are involved in the El Paso proceedings and R$47 million in debt encumbrances with Eletrobras;
   (b) R$10.2 million in changes in exchange rate related to tax installments arising from the accounting for of the difference between the compensated amount and the book value for the provision of compensation for reversible assets for the Tucuruí and Curuá-Una HPPs - Eletrobras Privatization;
   (c) R$1.6 million due to adjustments in CCEE pre-invoices.

Conversely, there was (ii) an increase of R$78.7 million consisting of:
   (d) R$36 million in adjustment for inflation for liabilities related to El Paso's proceedings at AMGT, paid in in 2021 without a counterperformance for 2022;
   (e) R$19.8 million in changes in exchange rate related to CCVEE and CCEAR;
   (f) R$9.3 million in PIS/COFINS levied upon financial income, with the 3Q22 counterperformance reclassified to the group (-) Tax on Revenue;
   (g) R$8.4 million in commission charges, fees and fines with Eletrobras, with the 3Q22 counterperformance reclassified to the Debt Encumbrances - Loans and Financing group;
				(h) R$5.2 million in changes in exchange rates for adjustments in Albras installments.
Liabilities Related to Adjustment for Inflation - Obligations with CDE	32,254	0	-	The variation observed is mainly due to: (i) negative variation of the IPCA, which is the index used on CDE payable. (IPCA Variation in 3Q22: -0.37%). It is important to note that a comparative figure is not available for 3Q21 due to the privatization of Eletrobras having being completed in June 2022. It was only on that date that CNPE Resolution No. 15, of August 31, 2021, was amended, which establishes the value added by new electricity generation concession contracts entered into under the terms of Federal Law No. 14,182, of July 12, 2021.
Liabilities Related to Adjustment for Inflation - Revitalization of the Hydro. Basins	15,190	0	-	The variation observed is mainly due to: (i) negative variation of the IPCA, which is the index used on CDE payable. ( IPCA Variation in 3Q22: -0.37%). It is important to note that a comparative figure is not available for 3Q21 due to the privatization of Eletrobras having being completed in June 2022. It was only on that date that CNPE Resolution No. 15, of August 31, 2021, was amended, which establishes the value added by new electricity generation concession contracts entered into under the terms of Federal Law No. 14,182, of July 12, 2021.
Liabilities Related to Change in Exchange Rates	-5,674	-34,738	-83.7	The variation is mainly due to the reduction of:
(i) R$ 14.1 million in active exchange variation on short-term loans due to the increase in dollar and the decrease in yen when compared to 3Q22 with 3Q21, impacting the balance of foreign currency debt with Eletrobras;
(ii) R$ 12.3 million in exchange variation on loan - principal - Eletrobras due to payment in foreign currency made in 2021, the counterpart in 2022 was reclassified to the active exchange variation account due to the reversed balance;
				(iii) R$ 2.5 million in exchange variation on current assets related to the exchange agreement with the supplier - MTU MAINTENANCE BERLIN-BRANDEN.
Losses from Derivatives	-286,855	247,136	216.1	The variation is mainly the result of the following factors: (i) financial results for Embedded Derivatives consists of updating the following variables: amount of energy, macroeconomic indices (dollar and Selic) and 2-year projections for LME price based on the entire historical series for the LME quotation. The negative result of R$286 million can therefore be explained through a decrease in the expected aluminum price for the next 24 months in relation to the projection made for 3Q21.
Other Financial Expenses	-164,900	-13,806	1,094.4	The variation is mainly due to an increase of: (i) R$100.9 million in tax installments resulting from accounting of the difference between the compensated amount and the book value of compensation for reversible assets for the Tucuruí and Curuá-Una HPPs - Eletrobras Privatization, since it exceeds the designated book value;
(ii) R$39.2 million in other financial expenses related to the discount in CEA's default related to the Liquidation Agreement that is part of the Debt Renegotiation Agreement (ARD);
(iii) R$8.9 million in bank expenses related to payment of the Analysis Fee for the Granting of Approval for the transfer of Eletrobras's 15% equity interest in Norte Energia S/A to Eletronorte; and
				(iv) R$2.6 million in changes in exchange rates with regards to R&D.
Financial Results	-739,243	131,969	-660.2

Equity Interests (Equivalence) - R$ thousand	3Q22	3Q21	Variation (%)
Equity Interests (Equivalence)	-28,157	25,654	-209.8	The variation seen is mainly due to: (i) negative impact of R$77.4 million stemming from the following Companies:
   (a) NESA: the negative variation of R$56 million can be explained mainly by an increase in energy purchase costs and the negative results for the financial results account due to an increase in the TJLP, as well as an increase in ELN's interest in the SPE on 08/2022, moving from 19.98% to 34.98%;
   (b) EAPSA: negative variation of R$18 million mainly due to an increase in energy purchase expenses; and
   (c) AMAPARI: negative variation of R$3.4 million mainly due to negative results for the Financial Results account. The sale of Amapari to Eneva was finalized in the 3rd quarter of 2022.

(ii) The sale was partially offset by a positive impact of R$24 million stemming from the following Companies:
   (e) TNE: positive variation of R$15 million due to an increase in revenue for the 22/23 cycle and financial results as well as the recognition of construction revenue under IFRS15;
   (f) BMTE: positive variation of R$7.0 million mainly due to an increase in RAP for the 22/23 cycle and improvements in financial results and
				(g) SINOP: positive variation of R$2.0 million mainly due to the adjustment of revenue from contracts traded within the ACR and improvements in the Financial Results account.
Other Operating Income and Expenses - R$ thousand	3Q22	3Q21	Variation (%)
Other Operating Income and Expenses	25,643	0	-	The variation observed is mainly due to: (i) the sale of SPE Amapari's equity interest in the amount of R$21.9 million in 3Q22; and (ii) the result of the disposal of assets in the amount of R$3.7 million (mostly consisting of vehicles) in 3Q22.

Income Tax and CSLL - R$ thousand	3Q22	3Q21	Variation (%)
Current Income Tax and Social Contribution on Net Income (CSLL)	-105,690	-240,194	-56.0	The variation observed is mainly the result of the following factors: (i) Taxable income in 3Q22 was R$141 million lower than in 3Q21; and
				(ii) Profit before taxes in 3Q22 totaled R$ -459 million against R$5.1 billion in 3Q21; however, LALUR adjustments for 3Q22 totaled R$969 million of additions, while in 3Q21 these adjustments totaled R$4.5 billion in exclusions. Lalur therefore reached R$510 million in 3Q22 x R$651 million in 3Q21.
Deferred Income Tax and Social Contribution on Net Income (CSLL)	270,056	-1,244,549	-121.7	The variation seen is mainly the result of the following factors: (i) in 3Q21, a total of R$1 billion was deferred for GSF; Additionally, (ii) there was a change in the behavior seen in provisions, with a total of R$133 million in reversals in 3Q21, while in 3Q22 there were R$184 million in additional provisions.
Tax Incentives	-26,635	222,786	-112.0	The variation observed is mainly due to: (i) a reduction of R$5.6 billion in the LAIR for 3Q22, the basis for calculation of tax incentives. In 3Q21, tax incentives were limited to the amount of the IRPJ provision. In 3Q22, profits from exploration were negative, which offered justification for a scenario of fiscal incentives during the period.

CGT ELETROSUL	DESCRIPTION

Analysis of Income

The Company presented financial results in 3Q22 that were 33.3% lower than in 3Q21, with total profits of R$ 147 million achieved in 3Q21 reduced to a profit of R$ 98 million in 3Q22, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue increased 1.7% in 3Q22 year-over-year, moving from R$ 739 million in 3Q21 to R$ 751 million in 3Q22. It is important to note that the variations seen in each revenue account are described in detail below:

Gross Revenue - BRL Thousand	3Q22	3Q21	Variation (%)	Analysis
Generation	595,263	419,026	42.1
Supply	593,922	402,592	47.5	The variation is mainly due to the following reasons:
(i) The R$59.2 million increase in ACR (Regulated Market) revenue, mainly due to: (a) 10% increase in average sales prices (R$286/MWh vs R$259/MWh) as a result of the readjustment by the IPCA, resulting in an increase of R$ 25.7 million; (ii) average increase of 4 MW in the quantity sold, increasing revenue by R$2.4 million; and (iii) factors related to TPP Candiota III, such as: lower reimbursement for insufficient generation and variable revenues, totaling approximately R$31.1 million;
				(ii) In the ACL (Free Market), the increase of R$132.1 million in revenue stems from: (i) R$96.1 million in revenue from the contract signed for the export of energy from TPP Candiota III; and (ii) an increase of R$ 36 million in revenue due to the increase in the quantity sold (398 MWavg in 3Q22 compared to 339 average MW in 3Q21).
Short Term Market (CCEE)	1,341	16,434	-91.8	The variation is mainly due to: (i) 89% reduction in PLD (Differences Settlement Price) (from R$582/MWh in 3Q21 to R$67/MWh in 3Q22), corresponding to a negative variation of R$15.8 million ; Being slightly offset by (ii) the increase in energy settled in 3Q22 compared to 3Q21, corresponding to an increase of R$ 0.7 million.
Transmission	313,637	387,393	-19.0
Revenue from Operation & Maintenance – Renewed Lines	130,717	130,952	-0.2	The variation is mainly due to: (i) a reduction of approximately 53% O&M RAP that will occur gradually by 1/5 per cycle during the period 2018/19 to 2022/23, as stipulated by ANEEL in the review process periodic tariff REH No. 2,716/2020, with a reducing effect of -8.9% on the RAP (Annual Allowed Revenue) of this type for the 2022/2023 cycle compared to the 2021/2022 cycle; (ii) other variables with lower impact such as the Anticipation Apportionment, Variable portion and Adjustment Installments; these effects were partially offset by: (iii) readjustment of the RAP through the IPCA of 11.7%, for the 2022/2023 cycle
Revenue from Operation & Maintenance	90,425	69,805	29.5	The variation is mainly due to: (i) adjustments in Revenues (RAP) for the 2022/2023 tariff cycle, under the effect of the IGP-M (10.7%) and IPCA (11.7%) index; and (ii) Other variables with a lower impact, such as the Anticipation Apportionment, Variable Portion and Adjustment Installments.
Revenue from Construction	15,704	-33,537	146.8	The increase is mainly due to: (i) evolution in the construction of construction projects in 2022; and increase in the annual adjustment of contractual assets, which compares investments made in transmission with the future cash flow to which the company is entitled, in the third quarter of 2022.
Contractual Revenue - Transmission	76,791	220,173	-65.1	The variation is mainly due to: (i) The reduction in monetary restatement in the comparative quarter due to the deflation of price indices; IPCA (August/June indices) of -0.37% and used in 3Q22 compared to 2.38% for 3Q21, and the IGPM (Aug/Jun) of 2.05% used in 3Q21 x 0.10 % in 3Q22; and (ii) the reduction in contractual assets due to the amortizations that happened during the period under analysis.
Other Revenues	15,443	19,635	-21.3	The variation is mainly explained by the following reason: (i) R$ 3.7 million of extraordinary revenues, of which R$ 2.9 million of services provided between 2012 and 2015 (SPE Livramento), occurred in 3Q21 and R$ 0 .8 million with the sale of studies, licenses and other documents related to PCH Santo Cristo; (ii) in 3Q21 there were also accumulated billings from new fiber optic SWAP service contracts with an increase of R$ 1 million, with no occurrence in 3Q22. On the other hand, there were higher revenues from engineering services (O&M) in 3Q22.
Deductions from Operating Revenue	-172,733	-86,721	99.2	The variation is mainly due to: (i) charges on energy exports R$ 53.7 million. CGT Eletrosul exported energy to Argentina in July and September 2022, generating the aforementioned charge; (ii) a R$26.5 million increase in PIS/Cofins; (iii) RGR (Reversal Global Reserve) of R$1.3 million; (iv) R&D in R$ 1.7 million; (v) CDE (Energy Development Account) in R$1.6 million; and (iv) CFURH in R$ 1.2 million. Items ii to iv result from the increase in the company's gross revenue between the periods.
ROL	751,610	739,333	1.7

Operating Costs and Expenses

Operating Expenses and Costs increased by 7.2% in 3Q22 year-over-year, moving from R$ 659.6 million in 3Q21 to R$ 706.8 million in 3Q22, with the variation described below:
	-1,118,787	-961,145	16.4
PMSO - BRL Thousand	3Q22	3Q21	Variation (%)	Analysis
Personnel	-139,315	-129,175	7.8	The variation is mainly due to: (i) increase of R$ 12 million referring to the ACT 2022-2023 (Collective Labor Agreement) of 12.13%; (ii) reduction of R$0.8 million in Personnel due to greater allocation to investments, which reduces expenses. These effects were partially offset by: (iii) a R$1.8 million reduction in vacations, resulting from differences between the provisioned amount and the effective retroactive amount of ACT 22/23; (iv) R$ 602 thousand underpaid referring to vacations for managers and adjustments referring to other periods; and (v) reduction of R$ 114 thousand in day care reimbursement resulting from lower use of the benefit.
Material	-23,301	-18,087	28.8	The variation is mainly explained by the following reasons: (i) increase of R$ 1.7 million in maintenance materials at TPP Candiota; (ii) increase of 0.8 million in maintenance materials for the company's other assets; (iii) lower recovery of Pasep and Confins of R$0.6 million; and (iv) price increase in the acquisition of various materials used by the company, especially the inputs from TPP Candiota.
Services	-51,992	-49,047	6.0	The variation is mainly explained by the following reasons: (i) increase in operational maintenance services of R$ 3.8 million; (ii) an increase of R$3.4 million in expenses with security, logistics and travel services; partially offset by (iii) a R$4.3 million reduction in consulting services.
Other	12,229	-13,882	-188.1
Donations and Contributions	19	-876	-102.2	The variation is mainly due to: (i) contributions to CEPEL are being made with R&D resources in a way that does not impact the company's results. However, in 3Q21, part of the contributions to CEPEL were accounted in "expenses" due to insufficient R&D balances.
Other Operating Expenses	12,210	-13,006	-193.9	The variation is mainly explained by the following reasons: (i) higher recoveries of expenses, in R$ 10.9 million; (ii) higher gains from sale of assets/rights of R$ 18.7 million, with emphasis on the assignment of Payroll generating revenue of R$ 6 million, while in 3Q21 there were losses, due to the recognition of a loss in acquisition of SPE FOTE. On the other hand, there was:(iii) an increase in insurance expenses of R$ 2.6 million in 3Q22; and (iv) increase in sundry expenses of R$ 1.2 million.
TOTAL PMSO	-202,379	-210,191	-3.7

Operating Costs - BRL Thousand	3Q22	3Q21	Variation (%)
Energy Purchased for Resale	-171,768	-71,918	138.8	The variation was due to: (i) 8.5% increase in the average acquisition price, in accordance with contractual rules, due to the impact of inflation (IPCA), increasing the cost by R$14.2 million; (ii) increase of 12 MWm in the quantity purchased (from 345 MWavg in 3Q21 to 357 MWavg in 3Q22), causing an increase of R$ 6.2 million in cost; (iii) increase in energy purchased at the MCP (Short-term Market), impacting a cost increase of R$0.3 million; (iv) tax credits were R$ 1.8 million higher in 3Q22, and, finally (iv) in 3Q21 there was a reflection of the recognition of credit of R$ 81.6 million referring to the renegotiation of the GSF hydrological risk (ReH ANEEL nº 2,919 /2021 and nº 2,932/2021) which did not occur in 3Q22.
Charges on Electricity Grid Use	-16,608	-14,944	11.1	The variation is mainly due to: (i) readjustment of tariffs for the use of the transmission system determined by ANEEL Homologatory Resolution No. 3066/2022 (cycle 2022/23) with an average increase in charges for the basic network by 11.59 % from Jul/22; and (ii) readjustment of the tariffs for the use of the distribution system with specific dates for each distributor.
Construction Expense	-78,463	-40,742	92.6	The variation is mainly due to: (i) higher volume of transmission projects being built, from R$48.7 million in 3Q21 to R$87.3 million in 3Q22. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system.
Fuel	-74,211	-53,991	37.5	The variation is mainly due to the following reasons: (i) price correction in coal supply contracts varying between 11.9% and 15.9% depending on the supplier; and (ii) lower use of old coal inventories with lower prices when compared to 3Q21. These effects represented a 36% increase in the cost of coal, representing R$ 16.7 million of the variation; and (iii) consumption of R$ 1.2 million of diesel and fuel oil used in the plant's restart process, which occurred only in 3Q22.
(-) Recovery of Expenses - Grant Received	20,273	12,947	56.6	The variation is mainly due to: (i) reimbursement of fuel oil and diesel of R$ 1.04 million in 3Q22, because the use of this input is only necessary for plant restart events; (ii) a 15.9% increase in the price of reimbursable coal from R$112.16 per ton in 3Q21 to R$130.01 in 3Q22; and (iii) due to the stoppage of TPP Candiota in the second half of 2020 - caused by operational problems - all the reimbursed coal was not used that year. Thus, in 2021, the amount of coal reimbursed was lower, offsetting the surplus from 2020. In this way, the amount reimbursed in 2022 is 25% higher than the previous year.
Depreciation and Amortization	-59,942	-59,861	0.1	No relevant variation.
TOTAL Operating Costs	-380,719	-228,509	66.6

Operating Provisions - BRL Thousand	3Q22	3Q21	Variation (%)
Operating Provisions	-123,741	-220,883	-44.0	Provisions in 3Q22 are mainly explained by the following reasons:
(i) Total contingencies of R$105.7 million, an increase of R$5 million compared to 3Q21, due to:
   (a) civil contingencies of R$74.2 million, with emphasis on: a.1- international arbitration (R$37.7 million) in the case with the Chinese company CITIC. This arbitration was initiated by the former CGTEE, as a result of problems in the construction, design and performance of Phase C of the Candiota Thermoelectric Power Plant, and the mentioned amount refers to the costs of the counterparty in the arbitration process which CGT Eletrosul was ordered to reimburse; a.2 - additional provisioning involving a process related to wind farm engineering projects, especially Renobrax, a project by Eolica Hermenegildo (R$ 37.7 million). These SPEs were transferred to Eletrobras and after being sold to the market, however, this liability related to projects and construction still persists;
   (b) labor contingencies amounted to R$33.3 million in 3Q22;
(ii) Recognition of Onerous Contracts in the amount of R$94.9 million, R$24 million of which related to the PPA agreement with Jirau and R$71 million in the purchase agreements with Eletronorte. This recognition is mainly the result of the new price assumptions used in the onerosity test;
(iii) allowance for doubtful accounts of R$ 11.4 million due to the recognition of past due receivables from the basic network;
				These events were partially offset by: (iv) reversal of impairment in the amount of R$88 million, with emphasis on TPP Candiota as a result of the higher reimbursement of coal expected for 2023/2024 and (v) lower asset base tested as a result of of depreciation between periods.
		-60,725
Regulatory Remeasurement - Transmission - BRL Thousand	3Q22	3Q21	Variation (%)
Tariff Review Effects	95,259	238,840	-60.1	The variation is mainly due to the following reasons: (i) In 3Q22, it refers especially to the adjustment in the balance of Concession Asset 004/2012, in the amount of R$92 million, as a result of its Periodic Tariff Review through the ANEEL Resolution No. 3050/2022; (ii) In 3Q21, there was a remeasurement of the concession asset related to RBSE (Basic Network of the Existing System), due to: a) reprofiling of the financial component of RBSE, which reduced the payment curve of amounts related to the periodic review of RAP associated with transmission facilities for the cycles 2021/2022 and 2022/2023 and increase in the payments flow in cycles after 2023, extending such installments until the cycle 2027/2028, preserving, however, the remuneration for the cost of equity (Ke) for the RBSE; and b) complementary recognition of the cost of equity (Ke), because, in 2020, ANEEL had only approved the IPCA correction of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE injunction. This effect in 3Q21 was R$238.8 million. There is a discussion on this topic of reprofiling in progress at Aneel and as there is still no decision, there was no change in this reprofiling in the current cycle of 22/23.

Financial Income - BRL Thousand	3Q22	3Q21	Variation (%)
Financial Revenue	99,317	2,743	3,520.7
Revenue from Financial Investments	54,555	11,276	383.8	The variation was mainly due to the following factors: (i) increase of 16.65% in the average balance of available funds from securities; (ii) increase in the average profitability of investments, from 0.887% in 3Q21 to 3.569% in 3Q22; (iii) establishment of a foreign exchange fund (contracted in 06/2022) with R$ 3.2 million in income in 3Q22 and (iv) as of 2Q22, taxes on financial income started to be shown in a separate line with the registration of R$ 9.8 million in 3Q22.
Inflation Adjustment on Assets	29,234	0	-	The variation is mainly explained by the following reasons: (i) in 3Q22, deflation of 1.33% was observed, leading to active monetary variation, while in 3Q21, a positive IPCA of 2.99% was observed, leading to passive monetary variation; and (ii) additionally, in 3Q22, there was a record of R$ 7.9 million of active monetary variation on energy referring to disallowed revenues in 2019, which receipt perspective was recently changed by ANEEL 2,203/2022.
Exchange Rate Change on Assets	9,165	0	-	The variation is due to: (i) in 3Q21, there was a devaluation of Brazilian real against Dollar and Euro, from R$5.00 to R$5.44 and from R$5.92 to R$6.30, leading to the passive monetary variation record. (ii) On the other hand, in 3Q22 there was a devaluation of the real against the dollar, ranging from R$5.24 to R$5.40, but in relation to EURO, the Real appreciated, from R$5.48 to R$ 5.28, generating the active exchange rate variation observed in 3Q22.
Other Financial Revenues	10,196	-7,619	233.8	The variation is mainly explained by the following reasons: (i) In 3Q21, there was a reclassification of R$ 14.4 million from this item to the item of active monetary variation referring to monetary variation on energy, explaining the negative balance in that period; (ii) In 3Q22, PIS/COFINS on financial income (reducing balance account) was reclassified to a specific item, and in 3Q21 this item was part of the Other Financial Income group, which resulted in a positive variation of R$ 6.9 million in 3Q22; and (iii) the rest of the variation is explained by miscellaneous financial income R$3.4 million higher than in 3Q21.
(-) Taxes on Financial Income	-3,833	-914	-319.4	The variation is mainly explained by the following reasons: (i) In 3Q21, taxes on financial income were recorded under Other Financial Income; (ii) The 3Q22 result is higher due to the constitution of a foreign exchange fund in Jun/22, which income in 3Q22 was R$ 3.2 million, with the consequent impact on the increase in the tax on revenue and, (iii) additionally , financial income in 3Q22 is higher than in 3Q21, given the increase in the average balance of available funds and higher rates of return, as described in the line item Income from financial investments.
Financial Expenses	-72,569	-132,410	-45.2
Debt Charges - Loans and Financing	-65,152	-42,780	52.3	The variation is mainly explained by the following reasons: (i) funding of R$ 400 million via issuance of debentures in Sep/21 and; (ii) increase in SELIC and CDI rates (from 6.15% per annum to 13.65% per annum), and TJLP (Long-term Interest Rates) (from 4.88% per annum to 7.01% per annum) between 3Q21 and 3Q22.
Debt Charges - Suppliers	-2,287	-1,593	43.6	The variation is mainly explained by the following reason: (i) the amount refers to the installment of Energy not paid by CGTEE to Eletronorte in 2019, which payment is being made in 36 installments, since July 2020 and which indexation is by the CDI , with the variation due to the increase in the CDI rate between the periods, in Sep/21 the CDI rate was 6.15% per annum while in Sep/22 it was 13.65% per annum.
Charges - Leasing	-938	-1,093	-14.2	The variation was mainly due to: (i) differences in indices between the periods and for the remaining term of the contracts; and (ii) as of 4Q21, the contract referring to the property leasing of Santa Catarina Regional was terminated, due to the acquisition of the land by the Company, reducing this item.
Charges on Shareholders’ Compensation	-829	-2,831	-70.7	The variation was mainly due to: (i) 80% reduction in the balance of dividends to be distributed in relation to 3Q21, which changed from R$250 million to R$48 million (settled in 3Q22), partially offset by the (ii) increase in the SELIC rate that levied on the balance of dividends from 1.23% in 3Q21 to 3.27% in 3Q22.
Inflation Adjustment on Liabilities	0	-30,349	-100.0	The variation is mainly explained by the following reasons: (i) in 3Q22, deflation of 1.33% was observed, resulting in an active monetary variation, while in 3Q21, a positive IPCA of 2.99% was observed, leading to passive monetary variation ; (ii) additionally, in 3Q22, there was a non-recurring record of R$ 7.9 million of active monetary variation on energy related to revenues disallowed in 2019, which receipt perspective was recently changed by ANEEL 2,203/2022.
Exchange Rate Change on Liabilities	0	-44,375	-100.0	The variation is due to: (i) in 3Q21, there was a devaluation of Brazilian Real against Dollar and Euro, from R$5.00 to R$5.44 and from R$5.92 to R$6.30, leading to the passive monetary variation record. (ii) On the other hand, in 3Q22 there was a devaluation of real against dollar, ranging from R$5.24 to R$5.40, but in relation to EURO, Real appreciated, from R$ 5.48 to R$ 5.28, generating the active exchange rate variation observed in 3Q22.
Other Financial Expenses	-3,363	-9,389	-64.2	The variation is mainly explained by the following reasons: (i) In 3Q22, expenses for the Use of Public Assets (UBP) and charges on the use of public assets (AVP) were R$3.4 million lower than in 3Q21; (ii) FIDC structuring fees and costs were R$1.6 million lower in 3Q22, as the contract was settled in Jan/22; and (iii) update of the R&D balance, approximately R$ 1.3 million lower than in 3Q21, given the reduction in the amount of the balance between the periods.
Financial Income	26,748	-129,667	120.6
		-56,389
Equity Interests (Equity Method) - BRL Thousand	3Q22	3Q21	Variation (%)
Equity Interests (Equity Method)	-11,301	13,334	-184.8	The variation is mainly explained by the following reasons: (i) SPE ESBR had a result R$ 2 million better than in 3Q21, mainly due to IPCA impacts on Revenue and seasonalization strategies within the scope of the CCEE(Brazilian Electric Energy Trading Chamber), renegotiation of the GSF and improvement in the macroeconomic scenario, having a positive impact on the Company's financial result, (ii) SPE TPP had a worse equity result of R$ 17.9 million in 3Q22, mainly because in 3Q21 there was a reversal of financial updates (civil arbitration proceeding filled) and higher energy purchases in 3Q22; (iii) In terms of the merged SPEs, TSLE showed a positive equivalence of R$6.1 million in 3Q21 and FOTE R$2.1 million. In 3Q22 these SPEs are merged.
		0
Income Tax and CCSL - BRL Thousand	3Q22	3Q21	Variation (%)
Current Income Tax and Social Contribution on Net Income (CSLL)	-63,981	-20,850	206.9	The variation is mainly explained by the following reason: (i) in 3Q22, the company presented a tax result of R$ 268 million, generating the payment of R$ 63.9 million reais in CSLL and IRPJ after offsetting R$ 80.4 million tax losses from previous years.
Deferred Income Tax and Social Contribution on Net Income (CSLL)	6,399	-34,322	-118.6	The variation is mainly explained by the following reasons: (i) reduction in corporate income from transmission mainly due to the deflation observed in the period that affects the calculation of revenue and (ii) lower amount of provisions, highlighting the reversal of impairment observed in 3Q22 .
Minority interest - BRL Thousand	3Q22	3Q21	Variation (%)
Minority Interest	-334	-208	-60.6	The variation was mainly due to: (i) the effects of the consolidation of the investee SPE Livramento.

ELETROPAR

Result Analysis

The Company presented financial results in 3Q22 that were 38.7% lower than in 3Q21, with total profits of R$ 7,598 million achieved in 3Q21 reduced to a profit of R$ 4,657 million in 3Q22, mainly due to the factors described below.

Operating Costs and Expenses
Net Operating Revenue decreased 29.6% in 3Q22 year-over-year, moving from R$ 1,701 thousand in 3Q21 to R$ 1,198 thousand in 3Q22. It is important to note that the variations seen in each revenue account are described in detail below:

Gross Revenue - R$ Thousand	3Q22	3Q21	Variation (%)	Analysis
Other Incomes	99	63	57.1	The variation is mainly due to: (i) 2% remuneration from Eletropar referring to Eletronet's businesses. The variable values, according to the use of fibers by Eletronet.
ROL	99	63	57.1

PMSO - R$ Thousand	3Q22	3Q21	Variation (%)	Analysis
Personnel	-419	-447	-6.3	The variation is mainly due to: (i) replacement of 2 employees requested from Eletrobras, by outsourced employees.
Supplies	-1	-20	-95.0	The variation is mainly due to: (i) purchase of office supplies on demand.
Services	-778	-1,234	-37.0	The variation is mainly due to: (i) hiring an accounting and law firm and Electricity Memory (Archive).
TOTAL PMSO	-1,198	-1,701	-29.6

Financial Result - R$ Thousand	3Q22	3Q21	Variation (%)	Analysis
Financial Income	1,995	578	245.2
Income from financial investments	2,062	578	256.7	The variation is mainly due to the following reason: (i) In 3Q22, there was a significant increase in the rates that make investment funds profitable. The financial assets that make up the Fund's portfolio are directly exposed to the risk of changes in fixed and floating interest rates (SELIC/CDI). In September/22, the SELIC rate stood at 13.75%.
Other Financial Income	-67	0	-	The variation is mainly explained by the following reason: (i) In 3Q22, taxes on financial income started to be presented separately, before being recorded in other financial income items;
Financial Expenses	-770	-241	219.5
Other Financial Expenses	-770	-241	219.5	The variation is mainly explained by the following reason: (i) In 3Q22, the amounts received from Eletronet and not yet passed on to the Assignors, are invested in investment funds and the gains calculated on these amounts are also recognized as financial expenses. The remuneration of these Funds is indexed to the SELIC rate, currently at 13.75%.
Financial Result	1,225	337	263.5

Equity - R$ Thousand	3Q22	3Q21	Variation (%)	Analysis
Equity	3,700	8,659	-57.3	The variation is mainly due to: (i) adjustments referring to 2021 in the Equity Income, thus reducing the variation between the compared periods.
Other Operating Income/expenses- R$ Thousand	3Q22	3Q21	Variation (%)	Analysis
Other Operating Income/Expenses	914	0	-	The variation is mainly due to: (i) receipt of JCP(interest on own capital)/Dividend in 3Q22, which did not happen in 3Q21.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	3Q22	3Q21	Variation (%)	Analysis
Current Income Tax and Social Contribution on Net Income (CSLL)	-83	0	-	The variation is mainly due to: (i) taxes recognized in the result, calculated using the rates determined, based on tax legislation.
Deferred Income Tax and Social Contribution on Net Income (CSLL)	0	240	-100.0	The variation is mainly explained by the following reason: (i) In 3Q22, the amounts of deferred income tax/CSLL were not calculated.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.